Follow-Up Materials

06012851

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME e-Kong Group Limited

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

APR 26 2006

**NEW ADDRESS

FILE NO. 82- 34653 FISCAL YEAR 12-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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DAT : 4/26/06

e-KONG Group Limited

Annual Report 2005

ooking ahead

e-KONG

Corporate Information

Board of Directors

Executive Directors
Richard John Siemens *(Chairman)*
Kuldeep Saran *(Deputy Chairman)*
Lim Shyang Guey

Non-executive Director
William Bruce Hicks

Independent Non-executive Directors
Shane Frederick Weir
John William Crawford J.P.
Gerald Clive Dobby

Company Secretary
Lau Wai Ming Raymond

Auditors
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Legal Advisers
Deacons
Angela Wang & Co.
Lily Fenn & Partners
Conyers Dill & Pearman

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
DBS Bank Limited
The Bancorp Bank

Registered Office
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principal Office
3705 Gloucester Tower
The Landmark
11 Pedder Street
Central, Hong Kong
Tel: +852 2801 7188
Fax: +852 2801 7238

Stock Codes

Hong Kong Stock Exchange:	524
Ticker Symbol for ADR:	EKONY
CUSIP Reference Number:	26856N109

Website Address
www.e-kong.com

Share Registrar
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Hong Kong Branch Share Registrar
Secretaries Limited
Level 25
Three Pacific Place
1 Queen's Road East
Hong Kong

ADR Depositary
The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY 10286
USA

Table of Contents

Financial Highlights

	2005 *HK$'000*	2004 *HK$'000*	% change
Turnover	**422,590**	402,654	+5%
EBITDA	**45,189**	11,827	+282%
Net Current Assets	**68,665**	32,253	+113%
Cash and Bank Balances	**61,218**	47,194	+30%

Turnover (HK$'000)


400,000
200,000
0
402,543
402,654
422,590
2003
2004
2005

EBITDA (HK$'000)


50,000
25,000
0
23,802
11,827
45,189
2003
2004
2005

Net Current Assets (HK$'000)


60,000
30,000
0
22,776
32,253
68,665
2003
2004
2005

Cash and Bank Balances (HK$'000)


60,000
30,000
0
34,177
47,194
61,218
2003
2004
2005

e-KONG Group's principal operating subsidiaries are in the business of providing telecommunication services. The Company is listed on the main board of the Hong Kong Stock Exchange (SEHK: 524) and maintains a sponsored Level 1 ADR programme through The Bank of New York (Ticker Symbol: EKONY).

The Group's key operating business ZONE, presently operating in the United States, Hong Kong and Singapore, provides a broad range of telecommunication services utilising its web-enabled technology that offers customers a wide selection of voice and data-related services from multiple providers while empowering them with the tools to manage their telecommunications needs. ZONE'S latest offerings include innovative Voice over Internet Protocol (VoIP) products and services.

Chairman's Statement

The 2005 year marked a significant milestone as the Group recorded a profit of HK$47 million, compared to a net loss of HK$132 million in 2004. It is worth noting that, not only did the Group on a consolidated basis achieve profitability, but all of the Group's ZONE telecommunications businesses in the United States, Hong Kong and Singapore managed to individually record profitable results for the year.

During recent months, the Group has not only reached profitability but has also made measurable progress in two key strategic areas: the expansion of its geographical presence in key markets in North America and in Asia and the development of its existing service offerings to include other Internet Protocol (IP)-related telecommunication products and services.

While the Group continues to grow its market share in the United States through organic growth, it has also actively explored a variety of acquisition opportunities. In January 2006, the Group announced that its wholly-owned US subsidiary, ZONE Telecom, Inc., executed a sale and purchase agreement to acquire certain assets in connection with the provision of long distance telecommunication services in the United States. This acquisition, which was approved by the Company's shareholders on 3 March 2006, is expected to help further boost the Group's market position and distribution network in the United States, including securing as long-term customers certain independent local exchange carriers (ILECs) and telephone companies across the Central and North-western states and other regions. In addition to broadening the Group's revenue base and expanding its geographical presence in the US, this acquisition is expected to improve overall efficiencies through economies of scale and consolidation of resources. The Group will continue to explore other merger or acquisition targets that are synergistic to and enhance the value of its present US business.

The Group's ZONE operations in the US made steady advances in rolling out its Voice over Internet Protocol (VoIP) products and services. On the consumer front, rather than employing a mass marketing approach to acquire customers, which usually incurs substantial upfront expenses, ZONE's strategy involves promoting VoIP products through channel partners with extensive distribution networks, targeting niche segments of the market and utilising telesales marketing to convert current ZONE consumer product users. ZONE has also continued to sign up more leading colleges and universities for its IP-transport offerings.

In Asia, the Group's ZONE Hong Kong operations are further expanding in the VoIP-related arena. ZONE Hong Kong recently submitted its application for a Services-Based Operators (SBO) Licence to provide VoIP services. Also, throughout 2005, ZONE Hong Kong tested the VoIP market by providing products and services using a VoIP service platform developed by its technology partner which has R&D facilities in Shenzhen and Beijing. In December, ZONE Hong Kong agreed to acquire all intellectual property rights to the VoIP service platform being developed by this technology partner. ZONE's continuing involvement and investment, together with the expertise and experience of its technology partner, will help enhance the service platform while providing a stepping stone for the Group to establish a presence in China. This initial presence in those locations in China will provide ZONE with a base for exploring and participating in related business opportunities and also for extending its presence into other regions of China.

During 2005, ongoing improvements in operating efficiencies and steady revenue growth resulted in ZONE Singapore achieving another year of record profits. ZONE Singapore has also started to expand its telecommunication services beyond the shores of Singapore through services such as "GlobalDial". In the meantime, ZONE Singapore is keeping a close watch on the latest telecommunications regulatory developments in the region, particularly in India where regulators have recently made announcements on the licensing framework for the provision of voice services. The Group, at an opportune time, will take advantage of ZONE Singapore's proximity to break into this potentially lucrative market.

Looking ahead, the Group foresees that its present core business will continue to grow while increased contributions are expected from its recent acquisitions and also from the introduction of new products and services. While the Group endeavours to increase revenue through organic growth and acquisitions, it will also place priority in the coming year on ensuring that improvements in gross margins and operational efficiencies are maintained in order to remain profitable in the competitive communications space. The Group is optimistic that it can expand further in the United States, where it is beginning to establish a substantial presence, and hopes to make significant penetration into the two largest emerging markets, China and India.

On behalf of the Board, I would like to take this opportunity to express our sincere thanks to Mr. Matthew Rosenberg, who resigned as an Independent Non-executive Director in November 2005, for his advice and contributions to the Group and to welcome Mr. Gerald Dobby who joined the Board as an Independent Non-executive Director in December 2005.

I would also like to thank our customers, shareholders, business associates and professional advisors for their support and extend our appreciation to all employees for their hard work, dedication and commitment to the Group.

Richard John Siemens
Chairman

24 March 2006

Business Review

During the year under review, the Group returned to profitability by recording a net profit of HK$47.1 million. The Group continues to strive for steady revenue growth while consistently improving operational efficiencies. Its ZONE telecommunications companies ("ZONE") in the United States and in Asia further expanded their existing businesses with the introduction of new products and services and enlarging their geographical reach beyond historic territories.

ZONE's operations in the United States ("ZONE US") recorded its first annual operating profit. Net profit from operations for 2005 was HK$21.7 million compared to a net loss from operations of HK$25.8 million in 2004. As a profitable company with a strong balance sheet, ZONE US has established a solid financial foundation for future revenue growth and market expansion. In the coming year, ZONE US is expected to maintain its profitability while focusing on revenue growth in three key segments, namely, consumer, corporate and wholesale.

ZONE US will continue to promote its consumer Voice over Internet Protocol ("VoIP") products and services through channel partners and resellers. As for the corporate market, ZONE US's experienced sales teams, located in major US cities, are expected to increase market share in this sector. The recent ZONE US's acquisition of certain telecommunication services assets as approved by the Company's shareholders on 3 March 2006 (the "Acquisition") will not only secure the Acquisition vendors' customer contracts, but will also bring the necessary expertise and resources required to further expand into the wholesale market targeting independent local exchange carriers (ILECs) throughout the United States.

Turnover of ZONE US
(HK$ millions)


308.7
265.0
273.7
300.0
200.0
100.0
0
2003
2004
2005

At the end of 2005, ZONE Hong Kong and ZONE Singapore (collectively, "ZONE Asia") extended their presence beyond their respective territories by acquiring certain state-of-the-art VoIP-related technology that is being developed by a technology partner of ZONE Hong Kong based in Shenzhen, China. The technology platform is currently used by ZONE Hong Kong for its VoIP services and is also used by a number of channels and resellers in different parts of China for VoIP-related services. This R&D team is currently developing a number of VoIP products, including peer-to-peer (P2P) "softphone" which ZONE Hong Kong plans to launch in the second half of 2006.

While the international direct dialling ("IDD") business, despite ongoing competitive pressure from incumbent telecom operators, generates revenue and profitability at anticipated levels, and remains the key revenue driver for ZONE Hong Kong, the Group foresees larger revenue contributions in the coming years from the various newly introduced services, including VoIP-related products and services. With VoIP technology, ZONE Hong Kong is able to capitalise on competitive IDD rates and provide IDD services to both wholesale and retail customers outside Hong Kong.

In January 2006, Hong Kong's Office of the Telecommunications Authority ("OFTA") announced the introduction of a Services-Based Operator ("SBO") Licence to regulate the provision of VoIP services in the city. This is seen as a positive step towards defining the regulatory framework governing Hong Kong service providers for the provision of VoIP services. ZONE Hong Kong submitted its application for an SBO Licence and is expected to be awarded this licence in the near future. ZONE Hong Kong plans to be ready to launch its VoIP services on a commercial basis once the licence is awarded and negotiations with the preferred Fixed Telecommunications Network Services (FTNS) provider, relating to hosting and interconnection charges, are completed.

ZONE Singapore recorded another year of steady revenue growth and an increase in net profit during 2005. Concerted sales and marketing efforts helped to raise revenues and at the same time better cost management and effective negotiations with carriers have resulted in improved margins. While it remains focused on serving the corporate segment of the market, ZONE Singapore has also introduced several innovative marketing promotions including "No Talk, No Pay" targeting the consumer market, and new service offerings such as "GlobalDial" that have attracted customers from neighbouring countries around Singapore. ZONE Singapore has built strong brand awareness and acceptance in the Singaporean community as a company that not only provides quality and value but also takes pride in its ability to provide products and services tailored to each customer's specific needs.

Turnover of ZONE Asia*
(HK$ millions)



150.0
100.0
50.0
0
133.1
128.5
105.4
2003
2004
2005

** ZONE Hong Kong and ZONE Singapore*

Looking ahead, the Group will continue to stay focused on increasing organic revenue growth, improving efficiencies and maintaining profitability for the coming year. While growth is expected from the existing core businesses and through the introduction of other new products and services, the Group will also pursue additional potential acquisition targets, both in the United States and Asia, which can make material contributions to the Group's turnover and profitability, and increase shareholder value.

Financial Review

Results

During the year under review, the Group continued to record increases in revenue growth. The consolidated turnover increased by 5.0% to HK$422.6 million compared to HK$402.7 million for the prior year.

Operating costs reduced from HK$182.1 million in 2004 to HK$125.3 million reflecting further improvements in operating efficiencies within the Group.

Operating and Staff Costs (HK$ millions)



300.0
200.0
100.0
0
191.8
90.5
182.1
72.5
125.3
64.9
2003
2004
2005
Operating Costs
Staff Cost

Operating costs before depreciation decreased by 9.5% from HK$133.2 million in 2004 to HK$120.5 million. Staff cost decreased from HK$72.5 million in 2004 to HK$64.9 million indicating additional productivity gains being achieved.

EBITDA for the Group recorded a substantial increase of 282.1% to HK$45.2 million for 2005 compared to HK$11.8 million for 2004.

Turnover from ZONE US increased by 12.8% from HK$273.7 million in 2004 to HK$308.7 million in 2005 which accounted for 73.1% of total Group turnover in 2005 compared to 68.0% for the previous year.

% Turnover Contribution



Others
2.0%
ZONE Asia
24.9%
ZONE US
73.1%

ZONE Asia, comprising the Group's telecommunications business in Hong Kong and Singapore, collectively, recorded an 18.0% decrease in turnover from HK$128.5 million for the previous year to HK$105.4 million for 2005, but managed to achieve an operating profit for the year of HK$20.8 million.

The Group's gross profit increased by 4.8% from HK$147.8 million in 2004 to HK$154.9 million in 2005.

The operating profit for the year was HK$38.6 million compared to a loss of HK$32.4 million for the previous year.

The consolidated net profit attributable to shareholders was HK$47.1 million compared to a net loss of HK$131.6 million for 2004.

Assets

As at 31 December 2005, the net assets of the Group amounted to HK$91.1 million (2004: HK$43.6 million).

Liquidity and Financing

The Group relied on its internal resources to fund operations during the year.

Cash and bank balances (excluding pledged deposits) were HK$58.7 million as at 31 December 2005 (2004: HK$44.4 million). The Group had pledged deposits amounting to HK$2.5 million as at 31 December 2005 (2004: HK$2.8 million) and had no bank borrowings during the year.

As at 31 December 2005, the Group's liabilities under equipment lease financing further decreased to HK$0.8 million (2004: HK$1.0 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 0.9% (2004: 2.3%).

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong dollars and United States dollars, the Group considers that there is no significant exposure to foreign exchange fluctuations as long as the Hong Kong-United States dollar exchange rate remains pegged. As the cash contribution from the Singapore operations continues to grow, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, will take any necessary action to reduce such exchange risks.

Contingent Liabilities and Commitments

As at 31 December 2005, there were no material contingent liabilities and commitments.

Board of Directors

Richard John Siemens, 61, Chairman, was appointed in January 2000. Mr. Siemens is the Chairman and a founding member of the Distacom Group, a privately-held group of companies in mobile telecommunications business. Trained as a Chartered Accountant, Mr. Siemens's financial acumen and entrepreneurial leadership has been instrumental in the establishment of many well-known international telecommunications and broadcasting companies such as Hutchison Telecom, Orange, AsiaSat, STAR TV, Metro Radio, and mobile telecommunications businesses across the world led by Distacom including SUNDAY in Hong Kong, Blu in Italy, Spice in India and Madacom in Madagascar.

Kuldeep Saran, 54, Deputy Chairman, was appointed in December 2001. Mr. Saran has been a director of various Distacom Group companies since 1996. Mr. Saran has extensive experience in developing, building and managing global telecommunications and other businesses. He spent several years with a major international bank. He holds a Bachelors degree in engineering and an M.B.A.

Lim Shyang Guey, 46, Executive Director, was appointed in October 1999. Prior to coming to Hong Kong, Mr. Lim gained wide-ranging international exposure in the telecommunications and technology-related industries, including in New Zealand, Russia, Malaysia and Singapore. Mr. Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand.

William Bruce Hicks, 43, Non-executive Director, was appointed in December 2001. He is currently the Chief Executive Officer of SUNDAY Communications Limited, a mobile operator in Hong Kong. Mr. Hicks has been a director of various Distacom Group companies since 1994. Prior to that, Mr. Hicks worked at Hutchison Telecom in Hong Kong and Motorola Inc. in the United States. He holds a B.S.E.E. degree from Michigan Technological University and an M.B.A. from the International Management Institute in Geneva, Switzerland. Mr. Hicks is a brother-in-law of Mr. Metzger.

Shane Frederick Weir, 51, Independent Non-executive Director, was appointed in August 2001. Mr. Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries. He has practiced in Hong Kong since 1985, including several years as an associate with Phillips & Vineberg. Mr. Weir is qualified as a solicitor, barrister, and notary public in Canada and a solicitor in the United Kingdom and Hong Kong.

John William Crawford J.P., 63, Independent Non-executive Director, was appointed in September 2004. He is also an independent non-executive director of SUNDAY Communications Limited and Titan Petrochemicals Group Limited. He was a founding partner of Ernst & Young, Hong Kong and vice chairman of the firm. Since his retirement from accounting practice, Mr. Crawford has been particularly involved in the education sector, including setting up international schools and providing consulting services. He is actively involved in various community service organisations and is a Justice of the Peace.

Gerald Clive Dobby, 66, Independent Non-executive Director, was appointed in December 2005. Mr. Dobby, previously held senior positions within the HSBC Group, is currently a director of several companies in Hong Kong and overseas. Mr. Dobby is also an independent non-executive director of Tse Sui Luen Jewellery (International) Limited.

Senior Management

Chan Yee Bun, 54, Chief Financial Officer, joined the Company in January 2004. Mr. Chan has over 30 years' experience working in industries ranging from telecommunications, infrastructure, manufacturing, to shipping and banking. Mr. Chan is a fellow member of the Hong Kong Institute of Certified Public Accountants.

Lau Wai Ming Raymond, 35, Legal Counsel and Company Secretary, joined the Company in June 2000. Mr. Lau is qualified as a solicitor in Hong Kong. Prior to joining the Company, he has been acting as the legal advisor to another company listed on the Hong Kong Stock Exchange. Mr. Lau graduated from the University of Hong Kong with LL.B., and holds a Certificate in Civil and Commercial Law issued by the China University of Political Science and Law.

Terry Metzger, 39, President of ZONE Telecom, Inc., joined the Group in February 2002. Prior to joining the Group, he was the Chief Financial Officer of Madacom, a mobile phone operator in Madagascar and worked for Spice Telecom in India. In addition, he has had several years of senior management experience working across the United States and Western Europe with the Accor Group and Destination Hotels & Resorts. Mr. Metzger received both his B.S.B.A. and M.B.A. from Regis University in the United States. Mr. Metzger is a brother-in-law of Mr. Hicks.

The board of directors (the "Board") of the Company is pleased to present its report and the audited financial statements of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2005.

Principal activities

The principal activity of the Company is investment holding.

The Group's major operating subsidiaries are in the business of providing telecommunication services. The Group's ZONE telecommunications business currently has operations in the United States, Hong Kong and Singapore. The Group's turnover during the financial year consisted primarily of revenue generated from these operations.

ZONE's web-enabled technology provides customers with access to a choice of different categories of telecom services and providers while empowering them with the tools to manage their telecommunications needs.

In the United States, ZONE Telecom, Inc. ("ZONE US"), a wholly-owned subsidiary of the Company, is a United States Federal Communications Commission licensed telecommunications carrier. ZONE US operates in the consumer (residential) and the commercial (corporate and wholesale) sectors. ZONE US has developed a web-based interface *(www.zonetelecom.com)* which supports management and service capabilities for its customers and its strategic distribution partners. ZONE US provides switched long distance voice services, IP-transport services, dedicated local and long-distance voice services, managed enhanced toll-free services, and enhanced voice and web conferencing services. In addition, ZONE US provides a number of data services including frame relay, international private lines, direct internet access and other IP-centric offerings.

In Hong Kong, ZONE Limited ("ZONE Hong Kong"), a wholly-owned subsidiary of the Company, is a telecommunication service provider licensed by the Telecommunications Authority of Hong Kong. By using a web-enabled platform *(www.zone1511.com)*, ZONE Hong Kong allows customers to choose from a range of value-added services including short messaging services, international call forwarding, virtual global calling cards and fax management services to complement its basic IDD services. ZONE Hong Kong continuously enhances its value added services including offering conferencing, fax-to-e-mail and call back services to meet with the business needs of its corporate customers. Taking advantage of the latest IP-based technologies, ZONE Hong Kong is now able to offer VoIP services, particularly targeting Hong Kong corporate customers with overseas presences.

In Singapore, ZONE Telecom Pte Ltd ("ZONE Singapore"), a wholly-owned subsidiary of the Company, is a telecommunication service provider licensed by the Infocomm Development Authority of Singapore. Besides offering basic IDD services, ZONE Singapore *(www.zone1511.com.sg)* also offers a host of value-added services that help customers' businesses improve operation efficiencies.

A description of the principal activities of other principal subsidiaries is set out in note 12 to the financial statements.

Segmental information

Analyses of the Group's turnover and contribution to operating results by business and geographical segments of operations for the year ended 31 December 2005 are set out in note 25 to the financial statements.

Results and dividends

The results of the Group for the year ended 31 December 2005 are set out in the consolidated income statement on page 20.

The Board of the Company does not recommend the payment of any dividends for the year ended 31 December 2005 (2004: Nil).

Group financial summary

A summary of results, assets and liabilities of the Group for the last five financial years is set out on page 51.

Major customers and suppliers

In the year under review, the aggregate turnover attributable to the five largest customers of the Group accounted for approximately 10.1% of the Group's total turnover for the year, and sales to the largest customer included therein amounted to approximately 2.9%.

The aggregate purchases attributable to the five largest suppliers accounted for approximately 62.1% of the Group's total purchases for the year, and purchases from the largest supplier included therein amounted to approximately 24.3%.

At no time during the year have the directors of the Company, their associates or those shareholders which, to the knowledge of the directors of the Company, own more than 5% of the Company's share capital, had any interest in any of the five largest customers and suppliers.

Property, plant and equipment

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 11 to the financial statements.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 20 to the financial statements.

Board of directors

The directors of the Company during the year and up to the date of this report were:

Executive Directors:

Richard John Siemens *(Chairman)*
Kuldeep Saran *(Deputy Chairman)*
Lim Shyang Guey

Non-executive Director:

William Bruce Hicks

Independent Non-executive Directors:

Shane Frederick Weir
John William Crawford J.P.
Gerald Clive Dobby
(appointed on 16 December 2005)
Matthew Brian Rosenberg
(resigned on 1 November 2005)

Biographical details of directors of the Company are set out on page 7 under the section entitled "Board of Directors and Senior Management".

The Company has received from each of the independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company considers such directors to be independent.

In accordance with bye-laws 86 and 87 of the Company's Bye-laws, Messrs. Richard John Siemens, Kuldeep Saran, Lim Shyang Guey and Gerald Clive Dobby shall retire by rotation at the forthcoming annual general meeting and are eligible for re-election.

Directors' interests in securities

As at 31 December 2005, the directors and the chief executive of the Company and their respective associates had the following interests and short positions (if any) in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required pursuant to section 352 of the SFO to be recorded in the register maintained by the Company, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules:

Name of director	Capacity	Number of Shares* held	Approximate percentage of shareholding
Richard John Siemens	Held by controlled corporations	100,631,627 *(Note 1)*	21.4%
William Bruce Hicks	Personal	2,749,914	0.6%
	Held by a controlled corporation	67,962,428 *(Note 2)*	14.4%
Kuldeep Saran	Personal	341,200	0.1%
	Held by a controlled corporation	67,632,428 *(Note 3)*	14.4%
Lim Shyang Guey	Personal	1,020,000	0.2%
Shane Frederick Weir	Personal	10,000	0.0%

* *"Shares" means ordinary shares of HK$0.01 each in the share capital of the Company.*

Notes:

1. 2,400,000 Shares are beneficially owned by Siemens Enterprises Limited and 98,231,627 Shares are beneficially owned by Goldstone Trading Limited, both companies being controlled by Mr. Richard John Siemens.
2. 67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.
3. 67,632,428 Shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Kuldeep Saran.

All interests disclosed above represent long positions in the shares of the Company and there were no underlying shares held by directors as at 31 December 2005.

Save as disclosed above, as at 31 December 2005, none of the directors, the chief executive of the Company or their respective associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which are deemed or taken to have been under such provisions of the SFO), or which are required pursuant to section 352 of the SFO to be recorded in the register referred to therein, or which are required pursuant to Model Code to be notified to the Company and the Stock Exchange.

Arrangement to enable directors to acquire shares or debentures

Apart from the share option schemes that are adopted or may be adopted by the Company or any of its subsidiaries and referred to in the paragraph below entitled "Share option schemes", at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable any director or the chief executive of the Company to acquire benefits, by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, the chief executive of the Company nor any of their spouses or children under the age of 18 had any interests in, or had been granted, any rights to subscribe for shares in or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), or had exercised any such rights during the year.

Directors' service contracts

The service contracts with all non-executive directors, including the independent non-executive directors, will expire on 31 December 2008 or (in the case of Mr. Gerald Clive Dobby) 31 December 2006 and thereafter will be renewable for fixed terms of three years provided that either party may terminate the appointment thereof by giving to the other party not less than one month's notice in writing.

As at 31 December 2005, none of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

Directors' interests in contracts of significance

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial shareholders

As at 31 December 2005, according to the register kept by the Company pursuant to section 336 of the SFO and so far as was known to the directors or the chief executive of the Company, the following persons (other than the directors or the chief executive of the Company) had interests and short positions (if any) in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of shares carrying rights to vote in all circumstances at general meetings of the Company:

Name of shareholder	Number of Shares held	Approximate percentage of shareholding
Goldstone Trading Limited	98,231,627*	20.9%
Great Wall Holdings Limited	67,962,428*	14.4%
Future (Holdings) Limited	67,632,428*	14.4%

* *The interests herein disclosed represent the same interests as the corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited of which Mr. Richard John Siemens is a director), Mr. William Bruce Hicks (being held through Great Wall Holdings Limited of which Mr. William Bruce Hicks is a director) and Mr. Kuldeep Saran (being held through Future (Holdings) Limited of which Mr. Kuldeep Saran is a director) as disclosed in the notes to the description under the heading of "Directors' interests in securities" above.*

All interests disclosed above represent long positions in the shares of the Company.

Save as disclosed above, as at 31 December 2005, according to the register kept by the Company pursuant to section 336 of the SFO and so far as is known to the directors and the chief executive of the Company, no other person (not being a director or the chief executive of the Company) had any interests or short positions in the shares, underlying shares or debentures of the Company which are required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, nor were there any persons, directly or indirectly, interested in 10% or more of the nominal value of any class of shares carrying rights to vote in all circumstances at general meetings of the Company.

Share capital

Details of movements in the Company's share capital during the year are set out in note 18 to the financial statements.

Share option schemes

Details of the share option schemes of the Company and rules and procedures for share option schemes of subsidiaries of the Company are set out in note 19 to the financial statements.

Particulars of principal subsidiaries

Particulars regarding the principal subsidiaries of the Company are set out in note 12 to the financial statements.

Liquidity

As at 31 December 2005, the Group managed to maintain stable liquidity with cash and cash equivalents of approximately HK$61,218,000 (2004: HK$47,194,000).

Bank loans, overdrafts and other borrowings

The Group had no bank loans, overdrafts or other borrowings as at 31 December 2005 and no interest was capitalised by the Group during the year.

Retirement benefit schemes

Details of the retirement benefit schemes operated by the Group are set out in note 1 to the financial statements.

Remuneration policies and employee relations

As at 31 December 2005, the Group had 136 employees (2004: 144 employees) in Hong Kong and overseas. The Group's total staff costs amounted to

HK$64.9 million (2004: HK$72.5 million). Pursuant to the share option schemes adopted by the Company, share options might be granted to, among others, eligible employees of the Group to subscribe for shares in the Company under the terms and conditions stipulated therein. Altogether, 147,500 share options remained outstanding as at 31 December 2005. The Group has maintained good relationships with its employees and none of the Group's employees is represented by a labour union.

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

Purchase, sale or redemption of the Company's listed securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Pre-emptive rights

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda although there are no restrictions against such rights under the laws in Bermuda.

Public float

Based on information that is publicly available to the Company and to the best knowledge and belief of the directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued share capital as required under the Listing Rules.

Auditors

The financial statements of the Company for the year ended 31 December 2005 have been audited by Messrs. Moores Rowland Mazars, *Chartered Accountants, Certified Public Accountants.*

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Moores Rowland Mazars as auditors of the Company.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

24 March 2006

Corporate Governance Report

Introduction

The directors of the Company are committed to maintaining high standards of corporate governance in discharging their obligations, to act in the best interests of the shareholders and to enhance long-term shareholder value.

The board of directors (the "Board") of the Company has adopted the principles as set out in the Code of Best Practice under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which was in force prior to 1 January 2005 and, where applicable, has established various self regulatory and monitoring mechanisms.

The Board has also established written policies that provide a framework and guidelines for its members so that they are able to discharge their respective duties in an efficient and consistent manner, whereby corporate governance practices of the Company are strengthened, the corporate image is improved and the confidence of shareholders, regulators and the public can be assured.

In November 2004, The Stock Exchange of Hong Kong Limited (the "Stock Exchange") issued the Code on Corporate Governance Practices (the "Corporate Governance Code") which came into effect for accounting periods commencing after 1 January 2005. The Stock Exchange thereafter made further amendments to the Listing Rules relating to corporate governance practices. The Board has amended the written policies of the Company and taken other necessary steps to align with all code provisions and certain recommended best practices in the Corporate Governance Code. The Board reviews these written policies regularly and is committed to continuously improving the practices and ensuring an ethical corporate culture is maintained.

Board of directors

The Board is collectively responsible for all business and affairs of the Company. Pursuant to the Company's Bye-laws, the Board has delegated the day-to-day management of the Company's business to the executive directors and focuses its attention on overall strategic matters related to policies, finance and shareholding issues, whilst matters such as determining mechanisms for setting the Group's remuneration structure and policies and approving the annual remuneration and incentive plans of the Group together with the granting of share options of the Company and its subsidiaries are delegated to the Remuneration Committee and Share Option Committee, respectively.

As at 31 December 2005, the Board was comprised of three Executive Directors, namely, Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey, a Non-executive Director, Mr. William Bruce Hicks, and three Independent Non-executive Directors, namely, Mr. Shane Frederick Weir, Mr. John William Crawford and Mr. Gerald Clive Dobby.

The Chairman and the Chief Executive of the Company are, respectively, Mr. Richard John Siemens and Mr. Kuldeep Saran who is the Managing Director of the Company. The roles of the Chairman and Managing Director are segregated and assumed by these two separate individuals so that the responsibilities are not concentrated with any one person. The Chairman is responsible for providing leadership to and effective running of the Board, while the Managing Director is delegated with the authority and responsibility for overseeing the realisation of the budgets and objectives set by the Board. The division of responsibilities between the Chairman and the Managing Director have been clearly established and recorded in writing.

The Board meets in person regularly and on those occasions when a Board decision is required for major issues. Members of the Board are provided with adequate and timely information prior to Board meetings to ensure that the directors can make informed decisions when fulfilling their responsibilities. During the year under review, the Board held five meetings, of which four were held at approximately quarterly intervals, and the average attendance was 97%, a breakdown of which is set out below.

Name of Directors	Attendance/Number of Board Meetings in 2005	Attendance Rate
Richard John Siemens *(Chairman)*	5/5	100%
Kuldeep Saran *(Deputy Chairman)*	5/5	100%
Lim Shyang Guey	5/5	100%
William Bruce Hicks	5/5	100%
Shane Frederick Weir	5/5	100%
John William Crawford J.P.	5/5	100%
Gerald Clive Dobby *(appointed on 16 December 2005)*	0/0	n/a
Matthew Brian Rosenberg *(resigned on 1 November 2005)*	4/5	80%

On those occasions where it was not practical to convene physical meetings, in lieu thereof, written resolutions of the Board together with full copies of related documents were circulated to all directors for consideration and approval. All such written resolutions were approved by all directors unanimously.

Appointment and re-election

All non-executive directors are appointed for a specific term and upon expiry thereof, the term will be renewable for fixed terms of three years provided that either party may terminate such appointment by giving to the other party not less than one month's notice in writing. All directors, including the executive and non-executive directors, will retire from office by rotation and are eligible for re-election at annual general meetings.

In accordance with the Company's Bye-laws, not less than one-third of the directors for the time being will retire from office by rotation at each annual general meeting, provided that every director shall be subject to retirement by rotation at least once every three years. Any director appointed to fill a casual vacancy on the Board or as an addition to the existing Board shall hold office only until the following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

Board committees

The Board has delegated certain powers, authorities and discretion to a number of Board committees consisting of such directors as it deems appropriate. Such committees act in conformity with the guidelines and regulations as (where applicable) provided in the code provisions in the Corporate Governance Code and as promulgated by the Board and in fulfilment of the purpose for which the committees were appointed.

Audit Committee

The Audit Committee was established on 29 September 1999 by the Board and comprises three Board members, all of whom are independent non-executive directors. A set of written terms of reference, which describes the authority and duties of the committee and is based on the recommendations as set out in "A Guide for Effective Audit Committees" issued by the Hong Kong Institute of Certified Public Accountants, was adopted by the Board and subsequently incorporated in the written policies of the Company. Such terms of reference and related written policies of the Company were reviewed by the Board during 2005 to ensure alignment with the Corporate Governance Code.

The committee's principal role is to review the quality and fairness of the financial reports of the Company and consider the nature and scope of internal and external audit reviews. It also assesses the effectiveness of the accounting and financial control systems of the Group.

The committee is granted the authority to conduct or authorise investigations into any activities within its terms of reference.

In 2005, two formal meetings were held to review and make recommendation to the Board on the consolidated financial statements of the Company for the interim and annual results, and, in particular, assess any changes in accounting policies and practices, major judgmental areas and compliance with applicable legal and accounting requirements and standards, and other matters like appointment and change of the auditors and the Company's internal control systems. In particular, the Audit Committee also reviewed, with the management and the auditors of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the audited consolidated financial statements of the Company for the year ended 31 December 2005.

The attendance rate of those meetings in 2005 was 100% as set out below. The external auditors and executive officers of the Company attended the meetings to answer any questions raised. Full minutes of the meetings were recorded and submitted to the Board for its information and review. In addition, several ad hoc meetings were held with the management of the Company to discuss accounting and reporting issues.

Name of Directors	Attendance/Number of Audit Committee Meetings in 2005	Attendance Rate
John William Crawford J.P. *(Chairman of the Committee)*	2/2	100%
Shane Frederick Weir	2/2	100%
Gerald Clive Dobby *(appointed on 16 December 2005)*	0/0	n/a
Matthew Brian Rosenberg *(resigned on 1 November 2005)*	2/2	100%

The Company's external auditors carried out, in the course of the statutory audit process, a review of the effectiveness of the Company's material financial internal controls to the extent of the scope as laid out in their audit plan. Any non-compliance matters and internal control weaknesses noted during their audit and the auditors' recommendations thereon were reported to the committee.

Executive Management Committee

The Executive Management Committee is comprised of three executive directors. The committee is principally responsible for directing, planning, and managing the Group's businesses and operations, formulating strategies and policies for the consideration of the Board and implementing the same to best achieve the Group's overall business objectives in an effective and efficient manner.

The committee meets regularly every month to review the Group's business performance with the senior management of each operation within the Group. Ad hoc meetings are also held on an as-needed basis and the committee is also engaged in frequent informal discussions. In 2005, 13 meetings were held and the attendance rate was 95%, a breakdown of which is set out below.

Name of Directors	Attendance/Number of Executive Management Committee Meetings in 2005	Attendance Rate
Richard John Siemens *(Chairman of the Committee)*	12/13	92%
Kuldeep Saran	12/13	92%
Lim Shyang Guey	13/13	100%

Remuneration Committee

The Remuneration Committee was established on 18 December 2001. During the year, it was comprised of the Chairman, Mr. Richard John Siemens, and Messrs. Shane Frederick Weir and John William Crawford, both independent non-executive directors. Messrs. Kuldeep Saran and Lim Shyang Guey, both executive directors were alternate members to Mr. Richard John Siemens. A set of written terms of reference, which describes the authority and duties of the committee was adopted by the Board and incorporated in the written policies of the Company. Such terms of reference and related written policies of the Company were reviewed by the Board during 2005 so to ensure alignment with the Corporate Governance Code.

The committee is responsible for determining mechanisms for setting the Group's remuneration structure and policies with reference to fair and objective standards, approving the annual remuneration and incentive plans of the Group, and, in particular, determining the remuneration packages of executive directors and senior management, reviewing and approving performance-based remuneration programmes with reference to corporate goals and objectives and dealing with such other matters relating to remuneration issues as directed by the Board. During the year under review, one meeting was held and the attendance rate was 100% as set out below.

Name of Directors	Attendance/Number of Remuneration Committee Meetings in 2005	Attendance Rate
Richard John Siemens *(Chairman of the Committee)*	1/1	100%
Shane Frederick Weir	1/1	100%
John William Crawford J.P.	1/1	100%

Share Option Committee

The Share Option Committee was established on 18 December 2001. During the year, it was comprised of the Chairman, Mr. Richard John Siemens, and Deputy Chairman, Mr. Kuldeep Saran, but in relation to matters concerning grants in favour of any members of the Share Option Committee, an ad hoc committee comprised of the independent non-executive directors is appointed by the Board to consider such grants and the terms deemed appropriate.

A share option scheme of the Company was adopted in general meeting on 25 October 1999 which was subsequently terminated on 28 June 2002. Another share option scheme of the Company was adopted in general meeting on 28 June 2002. The purpose of the share option schemes is to enable the Board, whose authority is delegated to the Share Option Committee, to grant options to employees and other eligible participants as (i) incentives and/or rewards in recognition or acknowledgement of the contribution such employees and eligible participants have made and will make to the Group and (ii) motivation of such employees and eligible participants for high levels of performance, in order to enhance long-term shareholder value.

In addition, a set of rules and procedures for share option schemes for subsidiaries of the Company was adopted in general meeting on 28 June 2002. The purpose of such share option schemes pursuant to defined rules and procedures are similar to that of the share option schemes of the Company but are only applicable to subsidiaries.

The committee's principal role is to formulate, implement and administer the granting of share options to employees and eligible participants of the Group with a view of achieving the aforesaid purposes of the share option schemes applicable to the Company and its subsidiaries.

The committee meets only as and when required and in 2005 did not meet as no share options were granted.

Model code for securities transactions by directors

The Company has adopted the Model Code for Securities Transaction by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules, (the "Model Code") as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the year ended 31 December 2005.

Auditors' remuneration

For the year ended 31 December 2005, the remuneration payable to the auditors of the Company amounts to approximately HK$620,000, of which about HK$577,000 relates to its audit services, about HK$25,000 relates to its tax services and about HK$18,000 relates to its other services. During the same year, approximately HK$429,000 is payable to the auditors of subsidiaries of the Company in the United States for its services, of which about HK$351,000 relates to its audit services and about HK$78,000 relates to its tax services.

Moores Rowland Mazars

摩斯倫・馬賽會計師事務所

To the members of

e-Kong Group Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 20 to 50 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong, 24 March 2006

mri
A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

A member firm of Mazars
MAZARS

Consolidated Income Statement

For the year ended 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
Turnover	2	**422,590**	402,654
Cost of sales		**(267,649)**	(254,821)
Gross profit		**154,941**	147,833
Interest income	2	**589**	339
Other income	3	**8,313**	1,519
		163,843	149,691
Distribution costs		**(22,279)**	(25,117)
Business promotion and marketing expenses		**(3,068)**	(6,029)
Operating and administrative expenses		**(86,693)**	(95,007)
Other operating expenses		**(13,237)**	(55,932)
Profit/(Loss) from operations		**38,566**	(32,394)
Finance costs	3	**(34)**	(38)
Restructuring costs	5	**–**	(100,544)
Profit/(Loss) before taxation	3	**38,532**	(132,976)
Taxation credit	6	**8,544**	1,369
Profit/(Loss) for the year	8&20	**47,076**	(131,607)
Attributable to:			
Equity holders of the Company	8&20	**47,076**	(131,607)
Earnings/(Loss) per share	9		
Basic		**HK$0.10**	(HK$0.28)
Diluted		**N/A**	N/A
		HK$'000	*HK$'000*
EBITDA	10	**45,189**	11,827

Consolidated Balance Sheet

As at 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
Non-current assets			
Property, plant and equipment	*11*	**12,144**	7,916
Available-for-sale investments	*13*	**–**	1,894
Deferred tax assets	*24*	**10,881**	2,369
		23,025	12,179
Current assets			
Trade and other receivables	*14*	**67,140**	45,569
Pledged deposits	*15*	**2,476**	2,817
Bank balances and cash		**58,742**	44,377
		128,358	92,763
Current liabilities			
Trade and other payables	*16*	**59,502**	60,326
Current portion of obligations under finance leases	*17*	**191**	184
		59,693	60,510
Net current assets		**68,665**	32,253
Total assets less current liabilities		**91,690**	44,432
Non-current liabilities			
Obligations under finance leases	*17*	**618**	809
NET ASSETS		**91,072**	43,623
Capital and reserves			
Issued capital	*18*	**4,709**	4,709
Reserves	*20*	**86,363**	38,914
TOTAL EQUITY		**91,072**	43,623

Approved and authorised for issue by the Board of Directors on 24 March 2006

Richard John Siemens
Director

Kuldeep Saran
Director

Balance Sheet

As at 31 December 2005

	Notes	**2005** HK$'000	2004 HK$'000
Non-current assets			
Property, plant and equipment	11	**3,555**	153
Interests in subsidiaries	12	**65,373**	56,222
		68,928	56,375
Current assets			
Trade and other receivables	14	**2,079**	1,345
Pledged deposits	15	**1,369**	1,700
Bank balances and cash		**21,603**	15,649
		25,051	18,694
Current liabilities			
Trade and other payables	16	**2,669**	1,426
Net current assets		**22,382**	17,268
NET ASSETS		**91,310**	73,643
Capital and reserves			
Issued capital	18	**4,709**	4,709
Reserves	20	**86,601**	68,934
TOTAL EQUITY		**91,310**	73,643

Approved and authorised for issue by the Board of Directors on 24 March 2006

Richard John Siemens
Director

Kuldeep Saran
Director

Consolidated Statement of Changes in Equity

For the year ended 31 December 2005

	Share capital HK$'000	Share premium HK$'000	Exchange reserve HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total equity HK$'000
As at 1 January 2004	4,709	23,461	–	6	607,462	(459,024)	176,614
Exchange differences on translation of foreign subsidiaries	–	–	(1,384)	–	–	–	(1,384)
Loss for the year	–	–	–	–	–	(131,607)	(131,607)
As at 31 December 2004	4,709	23,461	(1,384)	6	607,462	(590,631)	43,623
Exchange differences on translation of foreign subsidiaries	–	–	373	–	–	–	373
Profit for the year	–	–	–	–	–	47,076	47,076
As at 31 December 2005	**4,709**	**23,461**	**(1,011)**	**6**	**607,462**	**(543,555)**	**91,072**

Consolidated Cash Flow Statement

For the year ended 31 December 2005

	Note	2005 HK$'000	2004 HK$'000
OPERATING ACTIVITIES			
Cash generated from operations	21	**20,026**	13,925
Interest received		**589**	339
Interest on obligations under finance leases		**(34)**	(38)
Net cash generated from operating activities		**20,581**	14,226
INVESTING ACTIVITIES			
Purchases of property, plant and equipment		**(9,045)**	(4,804)
Proceeds from disposals of property, plant and equipment		**32**	1,877
Proceeds from disposal of an available-for-sale investment		**2,640**	1,326
Net cash used in investing activities		**(6,373)**	(1,601)
FINANCING ACTIVITIES			
Inception of finance leases		**–**	993
Repayment of obligations under finance leases		**(184)**	(601)
Net cash (used in)/generated from financing activities		**(184)**	392
Net increase in cash and cash equivalents		**14,024**	13,017
Cash and cash equivalents as at 1 January		**47,194**	34,177
Cash and cash equivalents as at 31 December		**61,218**	47,194
Analysis of the balances of cash and cash equivalents			
Pledged deposits		**2,476**	2,817
Bank balances and cash		**58,742**	44,377
		61,218	47,194

CORPORATE INFORMATION

The Company is incorporated in Bermuda as an exempted company with limited liability and its ordinary shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Company's principal place of business is located at 3705 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong. The principal activity of the Company is investment holding. Details of the principal subsidiaries of the Company are disclosed in note 12 to the financial statements.

1. PRINCIPAL ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("FRS") and Hong Kong Accounting Standards ("HKAS") (collectively referred to as "HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, the disclosure requirements of the Hong Kong Companies Ordinance and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). This year, the Group adopted the new/revised HKFRS pertinent to its operations. Major changes in accounting policies following the adoption of these HKFRS are summarised in note 7 to the financial statements. A summary of the principal accounting policies adopted by the Group is set out below.

The measurement basis used in the preparation of the financial statements is historical cost, except for available-for-sale investments, which have been measured at fair value.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired and disposed of during the year are accounted for from the effective dates of acquisition or up to the effective dates of disposal, respectively.

All inter-company transactions and balances within the Group have been eliminated on consolidation.

Losses attributable to minority shareholders of partly owned subsidiaries are accounted for on the basis of the respective equity owned by the minority shareholders. The Group assumes any excess and/or any further losses applicable to the minority shareholders which exceed the minority interest in the equity of a subsidiary.

Subsidiaries

A subsidiary is an entity in which the Group or the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities. In the Company's balance sheet, investments in subsidiaries are stated at cost less accumulated impairment losses. The carrying amounts of the investments are reduced to their respective recoverable amounts on an individual investment basis. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance costs are charged to the income statement during the year in which they are incurred.

Depreciation is provided to write off the cost, net of accumulated impairment losses, of property, plant and equipment over their estimated useful lives from the date on which they are available for use and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Leasehold improvements	Over the remaining lease terms
Machinery and equipment	20% - 33%
Office equipment, furniture and fittings	20% - 33%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the terms of the leases.

Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instruments and on a trade date basis. Financial assets and financial liabilities are measured as follows:

Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated to this category or not classified in any of the other categories. They are measured at fair values with changes in carrying values being recognised as a separate component of equity until the investments are sold, collected or otherwise disposed of, or until the investments are determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Available-for-sale investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less any accumulated impairment losses.

Trade receivables and payables

Trade receivables and payables are recognised at cost which approximates to their fair values, less any provisions for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all the amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset carrying amount and the present value of the estimated future cash flow, discounted at the effective interest rate. The amount of provision is recognised in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and there is no intention of trading therein. They are measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any discount or premium on acquisition over the period to maturity.

A financial asset is derecognised when the Group's contractual rights to future cash flows from the financial asset expires or when the Group transfers the contractual rights to future cash flows to a third party. A financial liability is derecognised when, and only when, the liability is extinguished.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Cash equivalents

For the purpose of the cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, net of bank overdrafts.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that such assets have suffered impairment losses or that impairment losses previously recognised no longer exist or may be reduced. If the recoverable amount of an asset is estimated to be less than its carrying amount, the latter is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, except where the relevant asset is carried at valuation, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, except where the relevant asset is carried at valuation, in which case the reversal of impairment loss is treated as a revaluation increase.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Income in respect of telecommunication services provided to customers is recognised when the services are rendered.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair values of the assets acquired, are charged to the income statement over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are recognised as an expense on the straight-line basis over the lease terms.

Lease incentives are recognised in the income statement as an integral part of the net consideration agreed for the use of the leased asset.

Foreign currencies

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). The consolidated financial statements are presented in Hong Kong dollars which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

On consolidation, the balance sheets of overseas subsidiaries denominated in currencies other than Hong Kong dollars, being the presentation currency, are translated at the approximate rates of exchange ruling at the balance sheet date while the income statements are translated at average rates for the year. All exchange differences arising from the translation of overseas subsidiaries are recognised as a separate component of equity.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Taxation

The charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting profit nor taxable profit or loss, it is not accounted for.

The deferred tax liabilities and assets are measured at the tax rates that are expected to apply to the period when the asset is recovered or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognised to the extent it is probable that future taxable profits will be available against which the deductible temporary differences, tax losses and credits can be utilised.

Retirement benefit schemes

Since December 2000, the Group, other than overseas subsidiaries, has operated Mandatory Provident Fund ("MPF") Schemes to provide retirement benefits for its full time permanent employees in Hong Kong. The obligations for contributions to retirement benefit schemes are recognised as expenses in the income statement as incurred. The assets of the schemes are held separately from those of the Group with independent trustees.

Under the MPF Schemes, both the Group and each eligible employee are required to contribute 5% of the employee's basic monthly income, up to a maximum of HK$1,000 (the "mandatory contributions") and they may choose to make additional contributions ("voluntary contributions"). The Group makes the same additional contribution if the employee chooses to make a voluntary contribution of up to a maximum limit of HK$1,000.

Under the MPF Schemes, employees are entitled to 100% of employer mandatory contributions upon retirement at the age of 65 years, death or total incapacity. Employees are entitled to 100% of the Group's voluntary contributions after completion of the first year of service.

The overseas subsidiaries have also operated pension schemes or similar arrangements for their employees in accordance with the statutory requirements prescribed by the relevant legal authorities.

As at the balance sheet date, the Group had no significant forfeited voluntary contributions which arose as a result of employees leaving the MPF Schemes and which are available to reduce the contributions payable by the Group in future years.

Share-based payments

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at the grant date, taking into account the terms and conditions upon which the options were granted. Where employees have to meet vesting conditions before becoming unconditionally entitled to share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the income statement for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On the vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the shares. The equity amount is recognised as a capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained earnings or accumulated losses).

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Related parties

A party is related to the Group if (a) directly, or indirectly through one or more intermediaries, the party controls, is controlled by or is under common control with the Group; or has an interest in the Group that gives it significant influence over the Group; or has joint control over the Group; (b) the party is an associate of the Group; (c) the party is a joint venture in which the Group is an investor; (d) the party is a member of the key management personnel of the Group; (e) the party is a close member of the family of any individual referred to in (a) or (d); (f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or (g) the party is a post-employment benefit plan for the benefit of employees of the Group or of any entity that is a related party of the Group.

Critical accounting estimates and judgements

Estimates and judgements are currently evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances.

Allowance for bad and doubtful debts

The provisioning policy for bad and doubtful debts of the Group is based on the evaluation of collectability and ageing analysis of the trade receivables and on management judgments. A considerable amount of judgment is required in assessing the ultimate realisation of receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance will be required.

Recognition of deferred tax assets

Deferred tax assets are recognised for unused tax losses carried forward to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised, based on all available evidence. Recognition primarily involves judgment regarding the future performance of the particular legal subsidiary in which the deferred tax asset has been recognised. A variety of other factors are also evaluated in considering whether there is convincing evidence that it is probable that some portion or all of the deferred tax assets will ultimately be realised, such as the existence of taxable temporary differences, tax planning strategies and the periods in which estimated tax losses can be utilised. The carrying amount of deferred tax assets and related financial models and budgets are reviewed at each balance sheet date and, to the extent there is sufficient evidence that taxable profits will be available within the utilisation periods to allow utilisation of the carry forward tax losses, the asset balance will be increased and such increase will be charged to the income statement.

Future changes in HKFRS

At the date of authorisation of these financial statements, the HKICPA has issued a number of new/revised standards and interpretations that are not yet effective. The directors anticipate that adoption of these new HKFRS in future periods will have no material impact on the results of the Group.

Notes to the Financial Statements (continued)

For the year ended 31 December 2005

2. TURNOVER AND REVENUE

Turnover and revenue, recognised by category, are analysed as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Turnover		
Telecommunication services income	**414,072**	402,155
Other revenue	**8,518**	499
	422,590	402,654
Interest income	**589**	339
Revenue	**423,179**	402,993

3. PROFIT/(LOSS) BEFORE TAXATION

This is stated after charging/(crediting):

	Group	
	2005	2004
	HK$'000	*HK$'000*
(a) **Finance costs**		
Finance charges on obligations under finance leases	**34**	38
(b) **Other items**		
Employee salary and other benefits	**62,995**	70,322
Retirement benefit schemes contributions	**1,860**	2,224
	64,855	72,546
Auditors' remuneration	**928**	1,278
Write-off and provision for doubtful debts	**4,694**	6,738
Cost of services provided	**267,649**	254,821
Depreciation of property, plant and equipment	**4,756**	48,925
(Gain)/Loss on disposal of an available-for-sale investment included in other income/other operating expenses	**(5,200)**	232
Impairment loss on an available-for-sale investment	**1,894**	–
(Gain)/Loss on disposal of property, plant and equipment, *(2004: including HK$5,650,000 disclosed in note 5)*	**(27)**	5,687
Operating lease charges on premises	**4,204**	2,499
Exchange losses/(gains), net	**597**	(1,810)

4. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

The aggregate amounts of remuneration received and receivable by directors of the Company are as follows:

	2005			
	Directors' fees	**Salaries, gratuities and other emoluments**	**Retirement benefit scheme contributions**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors				
Richard John Siemens	–	1,500	24	1,524
Kuldeep Saran	–	1,500	24	1,524
Lim Shyang Guey	–	1,794	24	1,818
Non-executive director				
William Bruce Hicks	–	–	–	–
Independent non-executive directors				
Shane Frederick Weir	100	–	–	100
Matthew Brian Rosenberg	100	–	–	100
John William Crawford J.P.	100	–	–	100
Gerald Clive Dobby	4	–	–	4
	304	**4,794**	**72**	**5,170**

	2004			
	Directors' fees	Salaries, gratuities and other emoluments	Retirement benefit scheme contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors				
Richard John Siemens	–	1,500	24	1,524
Kuldeep Saran	–	1,500	24	1,524
Lim Shyang Guey	–	1,686	24	1,710
Non-executive director				
William Bruce Hicks	–	–	–	–
Independent non-executive directors				
Shane Frederick Weir	100	–	–	100
Matthew Brian Rosenberg	100	–	–	100
John William Crawford J.P.	25	–	–	25
	225	4,686	72	4,983

4. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION *(continued)*

Individuals with highest emoluments

Of the six *(2004: six)* individuals with the highest emoluments, three *(2004: three)* are directors whose emoluments are disclosed above. The aggregate of the emoluments in respect of the other three *(2004: three)* individuals are as follows:

	2005 *HK$'000*	2004 *HK$'000*
Salaries, gratuities and other emoluments	**5,164**	5,118
Retirement benefit scheme contributions	**79**	65
	5,243	5,183

The emoluments of the three *(2004: three)* individuals with the highest emoluments are all within the band of HK$1,500,001 to HK$2,000,000.

The executive directors of the Company, together with the above-mentioned three *(2004: three)* highest paid individuals, are regarded as the key management personnel of the Group for disclosure purposes.

5. RESTRUCTURING COSTS

Due to significant technological and market developments in the telecommunications industry, and the outsourcing of certain business processes in the Group's telecommunications operations in the United States in 2004, the Group reviewed the carrying value of certain existing equipment together with related hardware and software to assess the recoverable value of those assets. As a result, restructuring costs of HK$100.5 million were recognised in the year ended 31 December 2004, the breakdown of which is set out below.

	Group	
	2005 *HK$'000*	2004 *HK$'000*
Impairment losses on property, plant and equipment *(note 11)*	–	90,153
Loss on disposal of property, plant and equipment *(note 11)*	–	5,650
Provision for obligations under an operating lease	–	4,437
Other	–	304
	–	100,544

6. TAXATION CREDIT

Hong Kong Profits Tax has not been provided as the Group's assessable profit for the year is wholly absorbed by unrelieved tax losses brought forward from previous years.

The taxation credit recognised during the year represents deferred tax assets created as a result of the origination or reversal of temporary differences as analysed below.

	Group	
	2005	2004
	HK$'000	*HK$'000*
Types of temporary differences:		
Depreciation allowances	**69**	(770)
Tax losses	**(8,613)**	(599)
	(8,544)	(1,369)

Further details of the Group's deferred taxation status are set out in note 24.

Reconciliation of effective tax rate

	Group	
	2005	2004
	%	*%*
Applicable tax rate	**18**	(18)
Non-deductible expenses	**16**	7
Tax exempt revenue	**(17)**	–
Unrecognised tax losses arising in current year	**3**	6
Utilisation of previously unrecognised tax losses	**(6)**	(1)
Recognition of previously unrecognised tax losses	**(11)**	–
Recognition of previously unrecognised deferred tax assets	**(25)**	7
Effective tax rate for the year	**(22)**	1

The applicable tax rate is the average of the tax rates prevailing in the territories in which the Group operates.

7. CHANGES IN ACCOUNTING POLICIES

In 2005, the Group adopted new/revised HKFRS issued by HKICPA which are generally effective for accounting periods beginning on or after 1 January 2005. The comparatives for the prior year have been amended, as required, in accordance with the relevant requirements. The changes having major effects on the accounting policies are summarised below.

HKAS 24 Related party disclosures

HKAS 24 has affected the identification of related parties and some other related-party disclosures. The new definition of related parties is set out in note 1 to the financial statements.

HKAS 32 Financial instruments: Disclosure and presentation and HKAS 39 Financial instruments: Recognition and measurement

Prior to 1 January 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment prescribed in Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, investments in debt or equity securities were classified as "investment securities" or "other investments" as appropriate. Investment securities were carried at cost less impairment losses, if any, while other investments were measured at fair values, with realised/unrealised gains or losses included in the income statement. From 1 January 2005 onwards, the Group has classified and measured its debt and equity securities in accordance with HKAS 39. In so doing, the Group has re-classified its "investment securities" as "available-for-sale investments" and details of the relevant accounting policy are set out in note 1 to the financial statements. The change in accounting policy has no significant effect on the previously reported results and financial position of the Group. HKAS 32 has been retrospectively applied and comparative figures have been restated accordingly.

FRS 2 Share-based payments

FRS 2 requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to given numbers of shares or rights over shares ("cash-settled transactions"). The principal impact of FRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company, determined at the date of grant of the share options over the relevant vesting periods, to the income statement. Prior to the application of FRS 2, the Group did not recognise the financial effects of share options until they were exercised. From 1 January 2005 onwards, the Group has applied FRS 2 to share options granted on or after 7 November 2002 and not yet vested on 1 January 2005. In relation to share options granted before 7 November 2002, the Group has not applied FRS 2 in accordance with the relevant transitional provisions. As at 1 January and 31 December 2005, all share options of the Company had been granted before 7 November 2002 and, therefore, are not subject to the requirements of FRS 2.

8. PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The net profit/(loss) attributable to equity holders of the Company includes a profit of HK$17,667,000 *(2004: loss of HK$105,864,000)* which has been dealt with in the financial statements of the Company.

9. EARNINGS/(LOSS) PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2005 is based on the consolidated profit attributable to equity holders of the Company of HK$47,076,000 *(2004: loss of HK$131,607,000)* and on the 470,894,200 *(2004: 470,894,200)* shares in issue during the year.

The diluted earnings/(loss) per share for the years ended 31 December 2005 and 2004 have not been presented as the exercise prices of the share options were higher than the average market price.

10. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation and impairments, and disposal gains/losses on property, plant and equipment.

11. PROPERTY, PLANT AND EQUIPMENT

	Group			
	Leasehold improvements	Machinery and equipment	Office equipment, furniture and fittings	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Reconciliation of carrying amount				
As at 1 January 2004	232	144,957	4,509	149,698
Exchange adjustments	–	4	52	56
Additions	13	1,309	3,482	4,804
Impairment losses	(35)	(89,798)	(320)	(90,153)
Disposals	–	(9,027)	(843)	(9,870)
Write-back of accumulated depreciation on disposals	–	1,506	800	2,306
Depreciation	(210)	(45,940)	(2,775)	(48,925)
As at 31 December 2004	–	3,011	4,905	7,916
Reconciliation of carrying amount				
As at 1 January 2005	–	3,011	4,905	7,916
Exchange adjustments	–	(1)	(55)	(56)
Additions	2,091	3,856	3,098	9,045
Disposals	(752)	(165,764)	(3,228)	(169,744)
Write-back of accumulated depreciation on disposals	752	165,764	3,223	169,739
Depreciation	(75)	(2,179)	(2,502)	(4,756)
As at 31 December 2005	**2,016**	**4,687**	**5,441**	**12,144**
Representing:				
Cost	752	206,753	21,606	229,111
Accumulated depreciation and impairment losses	(752)	(203,742)	(16,701)	(221,195)
As at 1 January 2005	–	3,011	4,905	7,916
Cost	2,091	44,730	21,301	68,122
Accumulated depreciation and impairment losses	(75)	(40,043)	(15,860)	(55,978)
As at 31 December 2005	**2,016**	**4,687**	**5,441**	**12,144**

The carrying amount of the Group's property, plant and equipment as at 31 December 2005 includes an amount of HK$794,000 *(2004: HK$993,000)* in respect of assets held under finance leases.

11. PROPERTY, PLANT AND EQUIPMENT *(continued)*

	Company		
	Leasehold improvements *HK$'000*	**Office equipment, furniture and fittings** *HK$'000*	**Total** *HK$'000*
Reconciliation of carrying amount			
As at 1 January 2004	–	214	214
Additions	–	121	121
Disposals	–	(355)	(355)
Write-back of accumulated depreciation on disposals	–	354	354
Depreciation	–	(181)	(181)
As at 31 December 2004	–	153	153
Reconciliation of carrying amount			
As at 1 January 2005	–	153	153
Additions	1,631	1,866	3,497
Disposals	–	(1,282)	(1,282)
Write-back of accumulated depreciation on disposals	–	1,279	1,279
Depreciation	–	(92)	(92)
As at 31 December 2005	**1,631**	**1,924**	**3,555**
Representing:			
Cost	–	1,763	1,763
Accumulated depreciation and impairment losses	–	(1,610)	(1,610)
As at 1 January 2005	–	153	153
Cost	1,631	2,347	3,978
Accumulated depreciation and impairment losses	–	(423)	(423)
As at 31 December 2005	**1,631**	**1,924**	**3,555**

12. INTERESTS IN SUBSIDIARIES

	Company	
	2005 ***HK$'000***	2004 *HK$'000*
Unlisted shares, at cost	**–**	–
Due from subsidiaries	**700,720**	713,510
Less: Provisions	**(635,347)**	(657,288)
	65,373	56,222

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment, except for an amount of HK$57,948,000 *(2004: HK$57,948,000)* which bears interest at 5.5% per annum, is unsecured and repayable on 23 April 2007. The carrying values of the amounts due approximate their fair values.

12. INTERESTS IN SUBSIDIARIES *(continued)*

Details of the principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
China Portal Limited	British Virgin Islands	US$1	–	100%	Provision of consultancy services
Cyber Insurance Brokers Limited	Hong Kong	HK$5,000,000	–	70.3%	Insurance brokerage
e-Kong Pillars Limited	British Virgin Islands	US$1	–	100%	Investment holding
e-Kong Pillars Holdings Limited	British Virgin Islands	US$1	100%	–	Investment holding
speedinsure Global Limited	British Virgin Islands	US$10,102	–	70.3%	Investment holding
speedinsure.com Limited	Hong Kong	HK$10,000	–	70.3%	Provision of sales and fulfillment solutions
ZONE Channel Services Limited	Hong Kong	HK$2	–	100%	Provision of marketing and promotion services
ZONE Global Limited	British Virgin Islands	US$1	–	100%	Investment holding
ZONE Limited	Hong Kong	HK$2	–	100%	Provision of telecommunication services
ZONE Telecom, Inc.	United States of America	US$10	–	100%	Provision of telecommunication services
ZONE Telecom Pte Ltd	Singapore	S$100,000	–	100%	Provision of telecommunication services
ZONE USA, Inc.	United States of America	US$10	–	100%	Investment holding

The above summary includes those subsidiaries which, in the opinion of the Company's directors, principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

13. AVAILABLE-FOR-SALE INVESTMENTS

	Group	
	2005	2004
	HK$'000	*HK$'000*
Equity investments, unlisted		
– at cost less accumulated impairment losses	**–**	1,894

During the year, the Group made full provision for an impairment loss of HK$1,894,000 on an available-for-sale investment and also disposed of a separate available-for-sale investment, which had been fully provided for in previous years, at a consideration of HK$5,200,000.

14. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade receivables	**54,364**	39,524	**–**	–
Other receivables				
Deposits, prepayments and other debtors	**12,776**	6,045	**2,079**	1,345
	67,140	45,569	**2,079**	1,345

The Group's credit terms on sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Current	**46,109**	33,069
1 to 3 months	**8,020**	6,103
More than 3 months but less than 12 months	**235**	352
	54,364	39,524

The Group's credit policy is set out in note 22.

15. PLEDGED DEPOSITS

At the balance sheet date, the Group and the Company had pledged deposits amounting to HK$2,476,000 *(2004: HK$2,817,000)* and HK$1,369,000 *(2004: HK$1,700,000)*, respectively, to banks for guarantees made by the banks to certain telecommunication carriers for due payments by the Group.

16. TRADE AND OTHER PAYABLES

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade payables	**25,930**	26,955	**–**	–
Other payables				
Accrued charges and other creditors	**33,572**	33,371	**1,885**	807
Due to subsidiaries	**–**	–	**784**	619
	59,502	60,326	**2,669**	1,426

The amounts due to subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Included in trade and other payables are trade creditors with the following ageing analysis:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Current	**16,756**	19,900
1 to 3 months	**9,011**	3,582
More than 3 months but less than 12 months	**163**	3,473
	25,930	26,955

17. OBLIGATIONS UNDER FINANCE LEASES

The obligations under finance leases are repayable as follows:

	Group			
	Minimum lease payments		Present value of minimum lease payments	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Finance leases due:				
Within one year	**218**	218	**191**	184
After one year but within two years	**218**	218	**198**	184
After two years but within five years	**436**	653	**420**	625
	872	1,089	**809**	993
Future finance charges	**(63)**	(96)	**–**	–
Present value of lease obligations	**809**	993	**809**	993

17. OBLIGATIONS UNDER FINANCE LEASES *(continued)*

	Group	
	2005	2004
	HK$'000	*HK$'000*
Reported as:		
Current liabilities	**191**	184
Non-current liabilities	**618**	809
	809	993

The finance leases outstanding are repayable in 60 instalments, mature in December 2009 and bear interest at 3.7% per annum. The carrying value of the finance leases approximate their fair values.

18. ISSUED CAPITAL

	2005		2004	
	Number of shares	**Amount**	Number of shares	Amount
		HK$'000		*HK$'000*
Authorised				
Preference shares				
As at 1 January at HK$Nil *(2004: HK$1)* each	–	–	288,929,402	288,929
Cancellation of preference shares	–	–	(288,929,402)	(288,929)
As at 31 December, at HK$Nil each	–	–	–	–
Ordinary shares				
As at 1 January and 31 December, at HK$0.01 each	**12,000,000,000**	**120,000**	12,000,000,000	120,000
		120,000		120,000
Issued and fully paid				
Ordinary shares				
As at 1 January and 31 December, at HK$0.01 each	**470,894,200**	**4,709**	470,894,200	4,709

19. SHARE OPTIONS

(a) The Company

Pursuant to an employee share option scheme of the Company (the "Old Share Option Scheme") adopted in a special general meeting held on 25 October 1999, the directors of the Company might, at their discretion, invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. The Old Share Option Scheme was subsequently terminated in a special general meeting held on 28 June 2002 but the share options granted but not yet exercised thereunder remain effective and are bound by the scheme terms.

On 28 June 2002, the Company adopted a new share option scheme (the "New Share Option Scheme") to comply with the requirements of Chapter 17 of the Listing Rules. Under the New Share Option Scheme, the directors of the Company may at their discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have been granted by the Company under the New Share Option Scheme since adoption.

(b) Subsidiaries

On 28 June 2002, the Company adopted scheme rules and procedures for share option schemes for its subsidiaries (the "Subsidiary Scheme Rules and Procedures"). In accordance with the Subsidiary Scheme Rules and Procedures, the subsidiaries may adopt their own respective share option schemes in line with the terms and conditions of the Subsidiary Scheme Rules and Procedures, pursuant to which the board of directors of each of the relevant subsidiaries may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to the subsidiaries and their subsidiaries, any of their holding companies or any affiliate and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have activated their share option scheme powers pursuant to the terms and conditions of the Subsidiary Scheme rules and Procedures since adoption.

Summary of principal terms

A summary of the principal terms of the New Share Option Scheme and Subsidiary Scheme Rules and Procedures is as follows:

(i) Purpose

The schemes are designed to enable the board to grant share options to eligible participants as (i) incentives and/or rewards in recognition or acknowledgement of the contributions that eligible participants have made and will make to the Group and (ii) motivation to worthy employees for high levels of performance in order to enhance long-term shareholder value.

(ii) Maximum number of shares

The total number of shares in respect of which share options may be granted (together with share options exercised and then outstanding) under the scheme and to be granted under any other share option schemes of the Company or the relevant subsidiary, shall not in aggregate exceed 10% of the shares in issue as at the date of approval of the scheme unless shareholder approval has been obtained. As at 24 March 2006, 13,674,261 shares of the Company, representing about 2.9% of its issued share capital, are available for issue under the New Share Option Scheme.

The maximum number of shares issued and which may fall to be issued upon the exercise of the share options granted under the scheme and any other share option schemes (including both exercised and outstanding share options) to each eligible participant shall not exceed 1% of the shares in issue for the time being in any 12 month period up to and including the date of grant.

19. SHARE OPTIONS *(continued)*

Summary of principal terms *(continued)*

(iii) Exercise period and payment on acceptance of share options

A share option may be exercised in accordance with the terms of the scheme at any time during a period to be determined and notified by the directors to each grantee, subject to a maximum period of 10 years from the date of grant.

A share option shall be deemed to have been granted and accepted and to have taken effect when the duplicate letter comprising acceptance of the offer of the grant of a share option duly signed by the grantee (for the New Share Option Scheme) or the acceptance of the offer of the grant of a share option duly acknowledged by the grantee in such form as the board may from time to time determine (for the Subsidiary Scheme Rules and Procedures) together with a remittance in favour of the Company of HK$1.00 (or its US$ equivalent) in consideration of the grant thereof is received by the Company on a business day not later than 28 days from the offer date.

(iv) Basis of determining the subscription price

New Share Option Scheme

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheets on the date of grant; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets over the 5 business days immediately preceding the date of grant and (iii) the nominal value of a share.

Subsidiary Scheme Rules and Procedures

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall not be less than the par value of a share provided that if the share option is intended to qualify as an incentive stock option under the tax laws of the United States, the subscription price thereof shall not be less than the fair market value of a share as detailed therein.

(v) Remaining life of the scheme

The scheme will be valid and effective, at the discretion of the board of directors, subject to a maximum period of 10 years from the date of adoption of the scheme.

During the year, no share options were held by the directors, the chief executive or substantial shareholders of the Company, suppliers of goods or services or other participants, other than eligible employees under the Old Share Option Scheme.

Details of the share options granted and remaining outstanding at the balance sheet date were as follows:

19. SHARE OPTIONS *(continued)*

Date of grant	Exercisable period	Exercise price	Number of share options: As at 1 January 2004	Lapsed during 2004	As at 31 December 2004	Lapsed during 2005	As at 31 December 2005
		HK$					
25.10.1999	25.10.2000 - 24.10.2009	1.40	1,065,000	(1,050,000)	15,000	–	15,000
16.11.1999	16.11.2000 - 24.10.2009	1.60	7,500	–	7,500	–	7,500
23.12.1999	23.12.2000 - 24.10.2009	2.00	370,000	–	370,000	(335,000)	35,000
03.01.2000	03.01.2001 - 24.10.2009	2.30	300,000	(300,000)	–	–	–
24.01.2000	21.02.2000 - 24.10.2009	2.30	450,000	(450,000)	–	–	–
25.01.2000	01.03.2000 - 24.10.2009	2.30	150,000	(150,000)	–	–	–
03.03.2000	03.04.2000 - 24.10.2009	7.60	1,140,000	(1,140,000)	–	–	–
03.03.2000	03.03.2001 - 24.10.2009	7.60	15,000	(15,000)	–	–	–
28.04.2000	28.04.2001 - 24.10.2009	3.30	476,500	(329,000)	147,500	(107,500)	40,000
09.08.2000	09.08.2001 - 24.10.2009	2.30	30,000	–	30,000	–	30,000
25.10.2000	25.10.2001 - 24.10.2009	1.20	30,000	(10,000)	20,000	–	20,000
Total			4,034,000	(3,444,000)	590,000	(442,500)	147,500

The options outstanding as at 31 December 2005 had an exercise price of between HK$1.20 and HK$3.30 *(2004: between HK$1.20 and HK$3.30)* and a weighted average remaining contractual life of 3.83 years *(2004: 4.83 years)*.

20. RESERVES

Group	Share premium *HK$'000*	Exchange reserve *HK$'000*	Capital redemption reserve *HK$'000*	Contributed surplus *HK$'000*	Accumulated losses *HK$'000*	Total *HK$'000*
As at 1 January 2004	23,461	–	6	607,462	(459,024)	171,905
Exchange differences on translation of foreign subsidiaries	–	(1,384)	–	–	–	(1,384)
Loss for the year	–	–	–	–	(131,607)	(131,607)
As at 31 December 2004	23,461	(1,384)	6	607,462	(590,631)	38,914
Exchange differences on translation of foreign subsidiaries	–	373	–	–	–	373
Profit for the year	–	–	–	–	47,076	47,076
As at 31 December 2005	**23,461**	**(1,011)**	**6**	**607,462**	**(543,555)**	**86,363**
Company						
As at 1 January 2004	23,461	–	6	607,462	(456,131)	174,798
Loss for the year	–	–	–	–	(105,864)	(105,864)
As at 31 December 2004	23,461	–	6	607,462	(561,995)	68,934
Profit for the year	–	–	–	–	17,667	17,667
As at 31 December 2005	**23,461**	**–**	**6**	**607,462**	**(544,328)**	**86,601**

20. RESERVES *(continued)*

Contributed surplus represents the amounts transferred from the share premium account as a result of the capital reorgansiation undertaken by the Company in November 2002. Under the Companies Act 1981 of Bermuda (as amended), contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

Subject to the conditions mentioned in the foregoing paragraph, the Company had the following reserves available for distribution to shareholders at the balance sheet date:

	2005 *HK$'000*	2004 *HK$'000*
Contributed surplus	**607,462**	607,462
Accumulated losses	**(544,328)**	(561,995)
	63,134	45,467

21. CASH GENERATED FROM OPERATIONS

	Group	
	2005 *HK$'000*	2004 *HK$'000*
Profit/(Loss) before taxation	**38,532**	(132,976)
Interest income	**(589)**	(339)
Interest on obligations under finance leases	**34**	38
Depreciation	**4,756**	48,925
(Gain)/Loss on disposal of property, plant and equipment	**(27)**	5,687
Impairment losses on property, plant and equipment	**–**	90,153
(Gain)/Loss on disposal of an available-for-sale investment	**(5,200)**	232
Impairment loss on an available-for-sale investment	**1,894**	–
Write-off and provision for doubtful debts	**4,694**	6,738
Foreign exchange effects	**461**	(1,440)
Changes in working capital:		
Trade and other receivables	**(23,705)**	(4,818)
Trade and other payables	**(824)**	1,725
Cash generated from operations	**20,026**	13,925

22. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company's principal financial instruments comprise finance leases, cash and short-term deposits. The main purpose of these financial instruments is to raise or maintain financial resources for the Company's operations. The Company has various other financial instruments such as trade receivables and trade payables which arise directly from its business activities.

Exposure to currency, credit and liquidity risks arise in the normal course of the Group's business. Management monitors and manages these exposures to ensure appropriate measures are implemented on a timely and effective manner. The policies on how to monitor and control these risks are set out below.

Currency risk

The transactions of several subsidiaries are denominated in foreign currencies which expose the Group to foreign currency risk. However, most of the Group's assets and liabilities, revenues and payments are denominated in Hong Kong dollars and United States dollars, in which the Group considers there is no significant exposure to foreign exchange fluctuations as long as the Hong Kong-United States dollar exchange rate remains pegged. Apart from United States dollars there are also transactions made in Singapore dollars for which the Group closely monitors the Singapore-United States dollar exchange rate and, whenever appropriate, takes any necessary action to reduce exchange risk.

Credit risk

The Group's credit risk is primarily attributable to trade and other receivables. Management of the Group has a credit limit policy in place and exposures to credit risks are monitored on an ongoing basis. In order to minimise credit risk, management of the Group has established credit limits, credit approvals and other monitoring procedures to ensure appropriate actions are taken to recover overdue debts.

Liquidity risk

Individual operating units within the Group are responsible for their own cash management. To minimise liquidity risks, management of the Group regularly reviews the current and expected liquidity requirements of operating units to ensure they maintain sufficient reserves of cash to meet their liquidity requirements in the short and longer terms.

23. COMMITMENTS

Capital expenditure commitments

	2005	2004
	HK$'000	*HK$'000*
Contracted but not provided for (net of deposit paid)	**2,400**	–

Commitments under operating leases

At the balance sheet date, the total future minimum lease payments in respect of land and buildings under non-cancellable operating leases are payable as follows:

	Group		**Company**	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**4,645**	4,861	**2,275**	1,820
In the second to fifth years inclusive	**7,093**	7,370	**2,553**	816
Over five years	**–**	355	**–**	–
	11,738	12,586	**4,828**	2,636

Operating lease payments mainly represent rentals payable for certain of its office premises. Leases are negotiated for and rentals are fixed for an average of 3 to 5 years.

24. DEFERRED TAX ASSETS

The movements for the year in the Group's net deferred tax position were as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
As at 1 January	**2,369**	1,000
Exchange differences	**(32)**	–
Income statement credit	**8,544**	1,369
As at 31 December	**10,881**	2,369
Recognised deferred tax assets		
Depreciation allowances	**234**	303
Tax losses	**10,647**	2,066
Net deferred tax assets	**10,881**	2,369
Unrecognised deferred tax assets arising from		
Tax losses	**139,029**	155,649
Tax credits	**–**	1,957
Deductible temporary differences	**452**	741
As at 31 December	**139,481**	158,347

The tax losses, tax credits and deductible temporary differences have no expiry dates under current tax legislation, except for tax losses of HK$335,666,000 *(2004: HK$370,568,000)* which are related to a subsidiary in the United States. These tax losses have a carryforward period of 20 years from the year they arise and will begin to expire from 2020 onwards.

25. SEGMENTAL INFORMATION

Analyses of the principal business activities and geographical areas of operation of the Group during the year are set out below.

(a) **By business segments**

Year ended 31 December 2005

	Tele-communication services *HK$'000*	**Other** *HK$'000*	**Consolidated** *HK$'000*
Turnover			
External sales	414,072	8,518	422,590
Results			
Profit from operations	42,503	244	42,747
Finance costs			(34)
Other operating income and expenses			(4,181)
Profit before taxation			38,532
Taxation credit			8,544
Profit for the year			47,076
Other information			
Capital expenditures			
– Business segments	5,548	–	5,548
– Unallocated items			3,497
Depreciation			
– Business segments	4,663	1	4,664
– Unallocated items			92
Significant non-cash expenses (other than depreciation)			
– Business segments	4,694	–	4,694
– Unallocated items			1,894
Assets			
Segment assets	119,819	396	120,215
Unallocated assets			31,168
			151,383
Liabilities			
Segment liabilities	58,043	378	58,421
Unallocated liabilities			1,890
			60,311

25. SEGMENTAL INFORMATION *(continued)*

(a) By business segments *(continued)*

Year ended 31 December 2004

	Tele-communication services HK$'000	Other HK$'000	Consolidated HK$'000
Turnover			
External sales	402,155	499	402,654
Results			
Loss from operations	(19,039)	(271)	(19,310)
Restructuring costs	(100,544)	–	(100,544)
	(119,583)	(271)	(119,854)
Finance costs			(38)
Other operating income and expenses			(13,084)
Loss before taxation			(132,976)
Taxation credit			1,369
Loss for the year			(131,607)
Other information			
Capital expenditures			
– Business segments	4,683	–	4,683
– Unallocated items			121
Depreciation			
– Business segments	48,551	193	48,744
– Unallocated items			181
Significant non-cash expenses (other than depreciation)			
– Business segments	102,577	1	102,578
Assets			
Segment assets	83,957	237	84,194
Unallocated assets			20,748
			104,942
Liabilities			
Segment liabilities	60,199	309	60,508
Unallocated liabilities			811
			61,319

25. SEGMENTAL INFORMATION *(continued)*

(b) By geographical segments

In presenting information on a geographical basis, revenue, segment assets and capital expenditure are based on the geographical location of customers, or the location of the assets, as appropriate.

	North America *HK$'000*	Asia Pacific *HK$'000*	Consolidated *HK$'000*
Year ended 31 December 2005			
Turnover			
External sales	308,702	113,888	422,590
Results			
Profit from operations	21,720	21,027	42,747
Finance costs			(34)
Other operating income and expenses			(4,181)
Profit before taxation			38,532
Taxation credit			8,544
Profit for the year			47,076
Other information			
Segment assets	85,238	66,145	151,383
Capital expenditures	4,679	4,366	9,045
Year ended 31 December 2004			
Turnover			
External sales	273,678	128,976	402,654
Results			
Profit/(Loss) from operations	(25,782)	6,472	(19,310)
Restructuring costs	(100,544)	–	(100,544)
	(126,326)	6,472	(119,854)
Finance costs			(38)
Other operating income and expenses			(13,084)
Loss before taxation			(132,976)
Taxation credit			1,369
Loss for the year			(131,607)
Other information			
Segment assets	52,547	52,395	104,942
Capital expenditures	2,174	2,630	4,804

26. POST BALANCE SHEET EVENTS

On 16 January 2006, a subsidiary of the Company entered into an asset purchase agreement with a third party to acquire certain telecommunication services assets which consist mainly of customer contracts in connection with the provision of long distance telecommunication services in the United States. Total consideration for the acquisition is approximately HK$50,700,000, which will primarily be financed through a bank loan of HK$46,500,000 made available to the subsidiary. The bank loan is proposed to be repayable over 5 years and secured through, among others, a pledge of the trade receivables of the subsidiary.

In respect of the above transaction, a circular document was sent to all shareholders on 16 February 2006 and the acquisition was approved by the Company's shareholders on 3 March 2006. Completion is expected to take place following the fulfillment of all conditions precedent.

27. COMPARATIVE FIGURES

As further explained in note 7 to the financial statements, due to the adoption of HKFRS during the year, the accounting treatment and the presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been restated.

Summary of Results, Assets and Liabilities of the Group

	Results of the Group for the five years ended 31 December				
	2005	2004	2003	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	**422,590**	402,654	402,543	316,746	263,896
Profit/(Loss) from operations	**38,532**	(132,976)	(20,756)	(188,185)	(681,273)
Share of results of associates	**–**	–	–	1,911	(752)
Profit/(Loss) before taxation	**38,532**	(132,976)	(20,756)	(186,274)	(682,025)
Taxation credit	**8,544**	1,369	1,000	–	–
Profit/(Loss) after taxation	**47,076**	(131,607)	(19,756)	(186,274)	(682,025)
Minority interests	**–**	–	–	–	710
Profit/(Loss) for the year	**47,076**	(131,607)	(19,756)	(186,274)	(681,315)
Earnings/(Loss) per share					
Basic	**HK$0.10**	(HK$0.28)	(HK$0.04)	(HK$0.74)	(HK$6.75)
Diluted	**N/A**	N/A	N/A	N/A	N/A

As a result of share consolidation in 2002, the basic loss per share for the year 2001 has been adjusted for comparison purposes.

	Assets and liabilities of the Group as at 31 December				
	2005	2004	2003	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	**23,025**	12,179	154,150	194,182	251,700
Current assets	**128,358**	92,763	81,666	90,794	220,423
Total assets	**151,383**	104,942	235,816	284,976	472,123
Non-current liabilities	**618**	809	312	830	4,885
Current liabilities	**59,693**	60,510	58,890	87,776	109,928
Total liabilities	**60,311**	61,319	59,202	88,606	114,813
Net assets	**91,072**	43,623	176,614	196,370	357,310

The Group's consolidated financial statements are prepared in accordance with the accounting principles generally accepted in Hong Kong ("HK GAAP"), which differ in certain significant respects from those in the United States ("US GAAP"). The significant differences between HK GAAP and US GAAP relate principally to the following items:

(i) Compensation cost for share options

The Group maintains several share-based employee compensation plans, which are described more fully in note 19 to the financial statements. In previous years, the Group did not recognise the financial effect of share-based payments until such payments were settled in accordance with the then prevailing HK GAAP requirements. From 1 January 2005 onwards, the Group has adopted FRS 2, which is effective for accounting periods beginning on or after 1 January 2005. As mentioned in note 7 to the financial statements, the adoption of FRS 2 had no impact on the results and financial position of the current and prior accounting periods.

Under US GAAP, through 31 December 2005, the Group accounted for its employee share-based compensation programs under US GAAP using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations to measure employee stock compensation. Under APB 25, compensation cost for share options is recognised at its intrinsic value (i.e. the excess, if any, of the quoted market price of the shares over the exercise price) at the date of grant and amortised over the vesting period. If an employee forfeits the share options solely because of termination of employment, any compensation cost previously recognised would be reversed in the period of termination. As explained in note 19 to the financial statements, all the outstanding share options as of the balance sheet date were granted under the Old Share Option Scheme. As the Old Share Option Scheme was principally designed to serve as recognition or acknowledgement of the contributions that eligible employees have made to the Company, no amortisation of the stock compensation cost over the vesting period has been made.

Accordingly, stock compensation costs of HK$3,354,000 and HK$256,000 was reversed during each of the years ended 31 December 2004 and 2005, respectively, upon the termination of certain participants in the Old Share Option Scheme.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised), "Share-Based Payment" ("SFAS 123R"), which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. Subsequently, in May 2005, the Securities and Exchange Commission approved the rule delaying the effective date of SFAS 123R to the annual period beginning after 15 June 2005. SFAS 123R will be effective for the Group on 1 January 2006 and the Group will continue to evaluate the impact of SFAS 123R on its operating results and financial condition.

(ii) Investment in marketable equity securities

Under HK GAAP, as at 1 January 2005, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application.

Prior to 1 January 2005, investments in marketable equity securities were classified as either investment securities or other investments. Investment securities were included in the balance sheet at cost and subject to impairment review at each reporting date to reflect any diminution in their value expected to be other than temporary. Losses were recognised in the income statement in the period in which other-than-temporary declines occured. Other investments are carried at fair value in the balance sheet and any unrealised holding gains or losses were included in the income statement. Upon the adoption of HKAS 32 and 39, the Group has redesignated its "investment securities" as "available-for-sale investments" and details of the relevant accounting policy are set out in note 1 to the financial statements. The redesignation of financial assets had no material effect on the results of the current period. The adoption of the HKFRS 32 and 39 are summarised in note 7 to the financial statements.

Under US GAAP, the listed marketable securities are classified as available-for-sale and carried at aggregate fair value with gross unrealised holding gains and losses reported as a component of other comprehensive income/(loss). Investments in equity securities that are not traded on a public market are carried at historical cost.

As the investment securities held by the Group as at 31 December 2005 and 2004 represent securities which are not marketable and do not have readily determinable fair values, they are stated at cost less impairment in value other than temporary under US GAAP.

The adjustments considered necessary to restate profit/(loss) attributable to shareholders and shareholders' equity in accordance with US GAAP are shown in the tables set out below.

	Year ended December 31		
	2005	**2005**	2004
	US$'000	***HK$'000***	*HK$'000*
Reconciliation of net profit/(loss) attributable to shareholders			
Net profit/(loss) attributable to shareholders as reported under HK GAAP	**6,035**	**47,076**	(131,607)
US GAAP adjustment:			
Write-back of stock compensation cost previously recognised under US GAAP	**33**	**256**	3,354
Net profit/(loss) attributable to shareholders under US GAAP	**6,068**	**47,332**	(128,253)
Earnings/(Loss) per share under US GAAP			
Basic	**US$0.01**	**HK$0.10**	(HK$0.27)

	As at December 31		
	2005	**2005**	2004
	US$'000	***HK$'000***	*HK$'000*
Reconciliation of shareholders' equity			
Shareholders' equity as reported under HK GAAP	**11,676**	**91,072**	43,623
US GAAP adjustments:			
Stock compensation cost	**(606)**	**(4,728)**	(4,984)
Additional paid-in capital in respect of compensation cost for share options	**606**	**4,728**	4,984
Shareholders' equity under US GAAP	**11,676**	**91,072**	43,623

Annual General Meeting

The 2006 Annual General Meeting will be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Wednesday, 10 May 2006 at 10:00 a.m.. A notice of the Annual General Meeting is published in The Standard and Sing Tao Daily on 11 April 2006, and a copy thereof is printed on the Circular to the shareholders of the Company (the "Shareholders") dated 11 April 2006 and despatched to the Shareholders and other recipients together with this 2005 Annual Report.

Shareholder Enquiries

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, or lost share certificates should be sent to the Registrars:

Share Registrar in Bermuda	Butterfield Fund Services (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
Branch Share Registrar in Hong Kong	Secretaries Limited Level 25 Three Pacific Place 1 Queen's Road East Hong Kong

Any enquiries relating to your holding of the Company's ADRs should be sent to the Depositary, The Bank of New York at 101 Barclay Street, 22nd Floor, New York, NY 10286, USA.

Investor Relations

Enquiries may be directed to:
Investor Relations Team
e-Kong Group Limited
3705 Gloucester Tower
The Landmark
11 Pedder Street
Central, Hong Kong

Telephone:	+852 2801 7188
Facsimile:	+852 2801 7238
Email:	ir@e-kong.net

American Depositary Receipt Programme

In May 2003, the Company launched its Level 1 American Depositary Receipt (ADR) Programme, whereby the Company's shares are now able to be priced and quoted in US Dollars and traded as American securities under the ticker symbol "EKONY" in the United States.

For further information, please contact the Depositary, The Bank of New York at 101 Barclay Street, 22nd Floor, New York, NY10286, USA or through its website www.adrbny.com or toll-free number 1-888-269-2377.

Corporate Communications

On 15 September 2003, the Company sent a letter to the Shareholders to enable them to select, among others, to receive all future corporate communications of the Company in either the English language or the Chinese language or both languages. This 2005 Annual Report, in either the English language or the Chinese language or both languages, is being delivered to each Shareholder in accordance with his/her selection made or, if no selection has been made by the Shareholder, the arrangement as set forth in the said letter.

Shareholders may also obtain this 2005 Annual Report in the language other than that he/she now receives upon request to the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong. For further enquiries, please contact Secretaries Limited at telephone no. 2980 1766 or facsimile no. 2861 1465.

股東亦可向本公司之股份過戶登記處香港分處秘書商業服務有限公司(地址為香港皇后大道東1號太古廣場三期25樓)索取本二零零五年年報之另一語言文本。如欲查詢更多資料，請聯絡秘書商業服務有限公司，電話號碼2980 1766或傳真號碼2861 1465。

This 2005 Annual Report, in both the English and Chinese languages and in accessible format has been made available on the Company's website and a soft copy thereof has been submitted to the Stock Exchange.

Shareholders may at any time choose to receive corporate communications in printed form or electronically.

In order to elect to receive corporate communications of the Company in the English language or the Chinese language or both languages, or to receive electronic communications, or to revoke or amend an instruction previously made, Shareholders may complete, sign and return to Secretaries Limited, the Company's Branch Share Registrar in Hong Kong, at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong a prescribed instruction slip, a copy of which is printed at the end of this 2005 Annual Report and is available on the Company's website.

INSTRUCTION SLIP
ON RECEIVING FUTURE CORPORATE COMMUNICATIONS

To: e-Kong Group Limited (the "Company")
c/o Secretaries Limited
Level 25
Three Pacific Place
1 Queen's Road East
Hong Kong

Please tick only one box of this instruction slip

1. PRINTED FORM

(a) *Full Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

- ❒ I/we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the English language only; OR
- ❒ I/we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the Chinese language only; OR
- ❒ I/we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in both the English and Chinese languages.

(b) *Summary Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

- ❒ I/we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the English language only; OR
- ❒ I/we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the Chinese language only; OR
- ❒ I/we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in both the English and Chinese languages.

2. ELECTRONIC MEANS

❒ In future, I/we would like to receive the Corporate Communications through electronic means in lieu of any or all of the printed copies referred to in (a) and (b) above:

My/Our E-mail Address: ______________________________
(for notification of Corporate Communication release)

❒ I/We would like to change my/our E-mail Address as follows:

My/Our New E-mail Address: ______________________________
(for notification of Corporate Communication release)

With effect from: ______________________________

Signature: ____________________ Date: ____________________

Name of Shareholder: ______________________________

Address: ______________________________

Contact telephone number: ______________________________

Notes:

1. The above instruction will apply to all future Corporate Communications to be sent to shareholders of the Company ("Shareholders") until you notify the Company otherwise by reasonable notice in writing.
2. All future Corporate Communications in both the English and Chinese languages will be available from the Company or Secretaries Limited, the Company's branch share registrars in Hong Kong, upon request.
3. The Shareholders are entitled to change the choice of language of and means of receiving Corporate Communications at any time by reasonable notice in writing to the Company or Secretaries Limited, the Company's branch share registrars in Hong Kong, by using this instruction slip.
4. A soft copy of this instruction slip is available on the Company's website.

關於將來收取公司通訊之
指示回條

致： e-Kong Group Limited
由秘書商業服務有限公司轉交
香港
皇后大道東1號
太古廣場三座25樓

請只在指示回條中一個方格內劃上✓號

1. **印刷形式**

   (a) *完整財務報告及其他公司通訊（英文、中文或中英文）*

   於將來，

   ❐ 本人／吾等願意僅收取完整財務報告及其他的公司通訊之英文印刷版本；或

   ❐ 本人／吾等願意僅收取完整財務報告及其他的公司通訊之中文印刷版本；或

   ❐ 本人／吾等願意收取完整財務報告及其他的公司通訊之中英文印刷版本。

   (b) *財務摘要報告及其他公司通訊（英文、中文或中英文）*

   於將來，

   ❐ 本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之英文印刷版本；或

   ❐ 本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之中文印刷版本；或

   ❐ 本人／吾等願意收取財務摘要報告（如有）及其他的公司通訊之中英文印刷版本。

2. **電子形式**

   ❐ 於將來，本人／吾等願意以電子形式收取公司通訊以代替上文(a)及(b)段所述之任何或所有印刷文本：

   本人／吾等之電郵地址：________________________________

   （通知發佈公司通訊適用）

   ❐ 本人／吾等願意更改本人／吾等之電郵地址如下：

   本人／吾等之新電郵地址：________________________________

   （通知發佈公司通訊適用）

   生效日期：________________________________

簽署：________________________________ 日期：________________________________

股東姓名：________________________________

地址：________________________________

聯絡電話號碼：________________________________

附註：

1. 上述指示適用於將來寄發予本公司股東（「股東」）之所有公司通訊，直至　閣下於合理時間以書面通知本公司另作選擇為止。
2. 將來所有公司通訊之中英文版本均在本公司或公司之股份過戶登記處香港分處秘書商業服務有限公司可供索閱。
3. 股東有權於任何合理時間以本指示回條作出書面通知，知會本公司或本公司之股份過戶登記處香港分處秘書商業服務有限公司，要求更改收取公司通訊之語言版本及形式。
4. 本指示回條之電子格式檔於本公司網頁登載。

e-KONG Group Limited

二零零五年 年報

望

e-K港NG

公司資料

董事會
執行董事
衛斯文 *(主席)*
Kuldeep Saran *(副主席)*
林祥貴

非執行董事
許博志

獨立非執行董事
韋雅成
高來福 太平紳士
Gerald Clive Dobby

公司秘書
劉偉明

核數師
摩斯倫 • 馬賽會計師事務所
特許會計師
執業會計師

法律顧問
的近律師行
王培芬律師事務所
范家碧律師行
Conyers Dill & Pearman

主要往來銀行
香港上海滙豐銀行有限公司
中國銀行(香港)有限公司
星展銀行有限公司
The Bancorp Bank

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

主要辦事處
香港
中環畢打街11號
置地廣場
告羅士打大廈3705室
電話：+852 2801 7188
傳真：+852 2801 7238

股份代號

香港聯交所：	524
美國預託證券股票代號：	EKONY
CUSIP參考號碼：	26856N109

網址
www.e-kong.com

股份過戶登記處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記處香港分處
秘書商業服務有限公司
香港
皇后大道東1號
太古廣場三期
25樓

美國預託證券存管處
紐約銀行
101 Barclay Street, 22nd Floor
New York, NY 10286
USA

目錄

財務撮要

	二零零五年 千港元	二零零四年 千港元	百分比變動
營業額	**422,590**	402,654	+5%
EBITDA	**45,189**	11,827	+282%
流動資產淨值	**68,665**	32,253	+113%
現金及銀行結餘	**61,218**	47,194	+30%

營業額
（千港元）



400,000
200,000
0
402,543
402,654
422,590
2003
2004
2005

EBITDA
（千港元）



50,000
25,000
0
23,802
11,827
45,189
2003
2004
2005

流動資產淨值
（千港元）



60,000
30,000
0
22,776
32,253
68,665
2003
2004
2005

現金及銀行結餘
（千港元）



60,000
30,000
0
34,177
47,194
61,218
2003
2004
2005

e-KONG集團主要營運附屬公司之業務為提供電訊服務。本公司在香港聯交所主板上市（香港聯交所股份代號：524），並透過紐約銀行推出第一級美國預託證券計劃（股票代號：EKONY）。

本集團主要之業務ZONE，目前均有在美國、香港及新加坡營運，利用其網絡融合技術，提供廣泛之電訊服務，令客戶可從眾多供應商中選擇多種語音及數據相關服務，並提供工具予客戶以管理其電訊需要。ZONE之最新產品包括創新之網際規約語音(VoIP)產品及服務。

二零零五年標誌著本集團之一個重大里程碑，錄得溢利達47,000,000港元，而二零零四年則錄得虧損淨額132,000,000港元。值得注意的是，本集團不僅在綜合賬目內錄得溢利，而且本集團在美國、香港及新加坡之所有ZONE電訊業務於年內亦分別錄得創新高之溢利。

最近幾個月期間，本集團不但錄得盈利，而且在兩大策略範疇亦取得可觀進展：在北美洲和亞洲之主要市場擴展其覆蓋範圍，並將現有服務拓展至其他網際規約(IP)相關的電訊產品及服務。

本集團透過整體增長繼續拓展其於美國之市場佔有率，並積極物色各種收購機會。於二零零六年一月，本集團宣佈，其在美國之全資附屬公司ZONE Telecom, Inc.訂立一項買賣協議，以收購有關在美國提供長途電訊服務之若干資產。該項收購已於二零零六年三月三日獲本公司之股東通過，預期有助本集團進一步提高其於美國之市場地位及加強分銷網絡，包括吸納中部及西北部諸州及其他地區之若干當地獨立交換網絡商(ILECs)及電話公司成為長期客戶。除擴闊本集團之收益來源及擴大其於美國之覆蓋範圍外，此項收購預期可透過經濟效益及整合資源，改善整體之效益。本集團將繼續物色其他具協同效益及能提高其現有美國業務價值之併購目標。

本集團於美國之ZONE業務在推出其網際規約語音(VoIP)產品及服務方面穩步邁進。消費者市場方面，若以大規模之市場推廣活動招徠顧客，將會產生龐大之預付開支，因此，ZONE之策略是透過銷售渠道夥伴之廣泛分銷網絡推廣VoIP產品，針對個別之專門市場，並使用電話推銷改變現有ZONE消費者產品用戶。ZONE亦繼續與更多主要學院及大學簽約，以向其提供網際規約通訊服務。

亞洲方面，本集團ZONE香港業務正進一步拓展與VoIP有關之領域。ZONE香港最近已就提供VoIP服務提交其服務營辦商(SBO)牌照之申請。此外，於二零零五年整個年度，ZONE香港透過使用其在深圳及北京設有研發設施之技術夥伴所開發之VoIP服務平台，提供產品及服務，以探索VoIP市場。於十二月，ZONE香港協議收購由該技術夥伴所開發之VoIP服務平台之全部知識產權。ZONE的持續參與及投資，再配合其技術夥伴之專業知識及經驗，將可鞏固該服務平台，並可作為本集團進軍中國之踏腳石。在中國該多個地方建立初步據點，將可作為ZONE之基地，以物色及參與有關商機及拓展其於中國其他地區之覆蓋範圍。

於二零零五年期間，由於經營效益持續改善及收入穩定增長，令ZONE新加坡再一年錄得盈利新高。ZONE新加坡亦透過如「GlobalDial」等服務，開始擴展其電訊服務至新加坡境外。與此同時，ZONE新加坡正密切注視區內最新之電訊監管發展，尤其在印度，當地監管機構近期就提供語音服務之發牌架構作出公佈。本集團將於適當時候利用ZONE新加坡鄰近印度之優勢，開拓此具有豐厚盈利潛力之市場。

展望未來，本集團預計其現有核心業務將持續增長，而其最近收購之項目及所推出之新產品及服務，亦預期會作出更多貢獻。本集團致力透過

整體增長及收購以增加收入，而來年首要之任務為確保毛利率及經營效益持續改善，以期於競爭激烈之通訊市場上保持盈利能力。本集團已在美國市場初步建立舉足輕重之地位，對可在當地進一步擴展業務深感樂觀，並期望進軍兩個最大之新興市場—中國及印度。

本人謹代表董事會，對在二零零五年十一月辭任獨立非執行董事之Matthew Rosenberg先生，就其對本集團之意見及良多貢獻致以深切謝忱，並歡迎Gerald Dobby先生於二零零五年十二月加入董事會出任獨立非執行董事。

本人亦對各客戶、股東、業務夥伴及專業顧問之支持，以及全體僱員盡心盡力為本集團所作之貢獻，致以衷心感謝。

主席
衛斯文

二零零六年三月二十四日

於回顧年度，本集團轉虧為盈，錄得純利47,100,000港元。本集團繼續致力維持收入穩定增長之同時，亦一貫地提高營運效率。本集團在美國及亞洲之ZONE電訊公司（「ZONE」），藉着推出新產品及服務，並在過往業務區域上擴大其地域覆蓋範圍，進一步拓展其現有業務。

ZONE於美國之業務（「ZONE美國」）首次錄得年度經營溢利。二零零五年之經營純利為21,700,000港元，而於二零零四年則錄得經營虧損淨額25,800,000港元。ZONE美國作為一間擁有良好資產負債結構並具盈利能力的公司，已為日後之收入增長及市場擴張奠定堅固財務基礎。預計ZONE美國來年將維持盈利狀況，同時會致力於消費者市場、商務市場及批發市場三大分部之收入增長。

ZONE美國將繼續透過銷售渠道夥伴及轉售商推廣其消費者網際規約語音（「VoIP」）產品及服務。就商務市場而言，預計ZONE美國位於美國主要城市之資深銷售團隊將提高此業務之市場佔有率。最近於二零零六年三月三日獲本公司股東通過之ZONE美國收購若干電訊服務資產（「該收購」），不僅可取得該收購賣方之客戶合約，並且為進一步擴展以美國獨立本地交換網絡商（ILECs）為目標之批發市場帶來必要之專門技術及資源。

ZONE美國之營業額
（百萬港元）



300.0
200.0
100.0
0
265.0
273.7
308.7
2003
2004
2005

於二零零五年年底，ZONE香港及ZONE新加坡（統稱為「ZONE亞洲」）透過收購ZONE香港位於中國深圳之一家技術夥伴開發之若干最新VoIP相關技術，擴展各自之業務覆蓋範圍。該技術平台現由ZONE香港使用於其VoIP服務，同時亦被位於中國各處若干之銷售渠道及轉售商用於VoIP相關服務。該研發團隊現正開發多項VoIP產品，包括點對點(P2P)「softphone」電話軟件，ZONE香港計劃於二零零六年下半年推出。

儘管面臨主要電訊營運商不斷之競爭壓力，但國際直接撥號（「IDD」）業務之收入及溢利仍達致預期，且仍為ZONE香港之主要收入來源，因此，本集團預計新推出之各種服務（包括VoIP相關產品及服務）來年將帶來更大收入。擁有VoIP技術後，ZONE香港可利用具競爭力之IDD價格爭取收益，同時向香港以外之批發及零售消費客戶提供IDD服務。

於二零零六年一月，香港電訊管理局（「電訊管理局」）宣佈推出服務營辦商（「服務營辦商」）牌照，以規範於香港提供VoIP服務。此舉被視為就提供VoIP服務之香港服務供應商釐定規管架構而採取之積極步驟。ZONE香港已提交其服務營辦商牌照申請，預料不久將獲發該牌照。ZONE香港計劃待獲發牌照及與首選之固定電訊網絡服務（固網服務）供應商就轉駁服務及互連服務收費事宜之磋商完成後，正式推出其VoIP服務予市場。

於二零零五年期間，ZONE新加坡之收入及純利再一年錄得穩定增長。既定銷售及市場推廣攻勢促使收入上升，與此同時，成本管控措施得以加強及與網路商之磋商卓有成效，令盈利率有所上升。ZONE新加坡繼續致力為商務客戶提供服務之同時，亦推出數項創新市場推廣促銷服務，包括針對消費者市場之「未通話，不付費」承諾，以及「GlobalDial」等新服務，成功吸引位於新加坡週邊國家之客戶。ZONE新加坡已在新加坡人社群樹立卓越品牌知名度和認受性，作為一家致力提供優質價值服務，並以能為切合客戶特定需求而提供之產品及服務而引以為豪的公司。

ZONE亞洲*之營業額
(百萬港元)



150.0
100.0
50.0
0
133.1
128.5
105.4
2003
2004
2005

** ZONE 香港及ZONE新加坡*

展望未來，來年本集團將繼續集中力量提升整體收入增長、提高效率及維持盈利。預計現有核心業務將有所增長，及推出其他新產品及服務將令收益上升外，同時，本集團亦將繼續在美國及亞洲物色能為本集團之營業額及盈利作出重大貢獻之其他潛在收購目標，致力提升股東回報。

財務回顧

業績

於回顧年度，本集團之收入持續錄得增長。綜合營業額由去年之402,700,000港元增加5.0%至422,600,000港元。

經營成本由二零零四年之182,100,000港元減少至125,300,000港元，反映本集團內部之營運效率有所改善。

經營及員工成本
(百萬港元)



300.0
200.0
100.0
0
191.8
90.5
182.1
72.5
125.3
64.9
2003
2004
2005
經營成本
員工成本

未計折舊前之經營成本由二零零四年之133,200,000港元下跌9.5%至120,500,000港元。員工成本由二零零四年之72,500,000港元下跌至64,900,000港元，顯示取得更佳之生產效益。

本集團之EBITDA由二零零四年之11,800,000港元大幅增加282.1%至二零零五年之45,200,000港元。

ZONE美國之營業額由二零零四年之273,700,000港元增加12.8%至二零零五年之308,700,000港元。ZONE美國佔本集團二零零五年總營業額之73.1%，而去年則佔68.0%。

營業額分佈百分比



其他
2.0%
ZONE亞洲
24.9%
ZONE美國
73.1%

ZONE亞洲(包括本集團之香港及新加坡電訊業務)合共錄得之營業額由去年之128,500,000港元下降18.0%至二零零五年之105,400,000港元，但年內錄得經營溢利20,800,000港元。

本集團之毛利由二零零四年之147,800,000港元增加4.8%至二零零五年之154,900,000港元。

年內之經營溢利為38,600,000港元，而去年則虧損32,400,000港元。

股東應佔綜合純利為47,100,000港元，而二零零四年則錄得虧損淨額131,600,000港元。

資產

於二零零五年十二月三十一日，本集團之資產淨值為91,100,000港元(二零零四年：43,600,000港元)。

流動資金及融資

年內，本集團以內部資金應付營運所需之資金。

於二零零五年十二月三十一日，現金及銀行結餘(不包括已抵押存款)為58,700,000港元(二零零四年：44,400,000港元)。於二零零五年十二月三十一日，本集團之已抵押存款為2,500,000港元(二零零四年：2,800,000港元)，於年內並無任何銀行借貸。

於二零零五年十二月三十一日，本集團之設備租賃融資負債進一步下降至800,000港元(二零零四年：1,000,000港元)。

本集團之負債資產比率(按總借貸佔資產淨值之百分比計算)為0.9%(二零零四年：2.3%)。

外匯風險

由於本集團大部份之資產、負債及收支主要以港元及美元計算，故此本集團認為，只要港元兌美元之匯率繼續為聯繫匯率，則並無重大外匯波動風險。由於新加坡業務之現金流入不斷增加，故此本集團將密切監察新加坡元與美元之匯率，並於適當時採取必要之行動，減低上述外匯風險。

或然負債及承擔

於二零零五年十二月三十一日，並無重大或然負債及承擔。

董事會

衛斯文，61歲，主席，於二零零零年一月獲委任。衛斯文先生為Distacom Group（從事流動通訊業，並由私人持有的一組公司）主席兼創辦成員。衛斯文先生曾受特許會計師訓練，其金融睿智及企業領導才能，對多家國際知名電訊及廣播公司（例如和記電訊、Orange、亞洲衛星、衛視及新城電台），以及由Distacom牽頭、遍佈全球各地之流動通訊業務（包括香港之SUNDAY、意大利之Blu、印度之Spice及馬達加斯加之Madacom）之建立有著重大影響。

Kuldeep Saran，54歲，副主席，於二零零一年十二月獲委任。Saran先生自一九九六年起出任Distacom Group多間公司之董事。Saran先生在發展、建立及管理全球電訊及其他業務等方面擁有豐富經驗，曾於一家大型國際銀行任職多年。彼持有工程學士學位及工商管理碩士學位。

林祥貴，46歲，執行董事，於一九九九年十月獲委任。林先生來港前，曾在包括紐西蘭、俄羅斯、馬來西亞及新加坡等地的電訊及科技相關行業積累豐富的國際經驗。林先生持有紐西蘭奧克蘭大學頒發之工程學士學位及工程碩士學位。

許博志，43歲，非執行董事，於二零零一年十二月獲委任。彼現時為香港一間流動通訊業務營運商SUNDAY Communications Limited之行政總裁。許博志先生自一九九四年起出任Distacom Group多間公司之董事。於此之前，許博志先生曾任職香港和記電訊及美國Motorola Inc.。彼取得密芝根科技大學之電機工程學士學位及瑞士日內瓦國際管理學院之工商管理碩士學位。許博志先生為Metzger先生之姐夫。

韋雅成，51歲，獨立非執行董事，於二零零一年八月獲委任。韋雅成先生為合資格律師及韋雅成律師行之顧問。彼自一八八五年起在香港執業，包括在Phillips & Vineberg律師事務所效力多年。韋雅成先生在加拿大獲得律師、大律師及公證人之專業資格，並在英國及香港獲認許為律師。

高來福　太平紳士，63歲，獨立非執行董事，於二零零四年九月獲委任，亦為SUNDAY Communications Limited及泰山石化集團有限公司之獨立非執行董事。高來福先生為香港安永會計師事務所之創辦成員兼副主席。高來福先生自退休後一直從事教育事務，包括設立國際學校及提供顧問服務。高來福先生一直積極參與各類社區服務機構事務，亦為太平紳士。

Gerald Clive Dobby，66歲，獨立非執行董事，於二零零五年十二月獲委任。Dobby先生曾於滙豐集團歷任多項要職，目前於數間香港及海外公司擔任董事職務。Dobby先生亦為謝瑞麟珠寶（國際）有限公司之獨立非執行董事。

高級管理層

陳怡彬，54歲，財務總監，於二零零四年一月加入本公司。彼在電訊、基建、製造、船務及銀行等多個行業擁有逾30年經驗。陳先生為香港會計師公會資深會員。

劉偉明，35歲，法律顧問兼公司秘書，於二零零零年六月加入本公司。劉先生為香港合資格律師。加入本公司前，劉先生曾任另一家香港聯交所上市公司之法律顧問。劉先生於香港大學畢業，持有法律學士學位，及中國政法大學頒發之民商法證書。

Terry Metzger，39歲，ZONE Telecom, Inc.之總裁，於二零零二年二月加入本集團。加入本集團前，Metzger先生曾任馬達加斯加一間流動電話營運商Madacom之財務總監，並曾任職於印度之Spice Telecom。此外，彼曾為Accor Group及Destination Hotels & Resorts於美國各地及西歐任職多年，擁有多年之高級管理人員經驗。Metzger先生取得美國Regis University之工商管理學士學位及工商管理碩士學位。彼為許博志先生之內弟。

本公司董事會(「董事會」)欣然提呈本公司及其附屬公司(統稱「本集團」)截至二零零五年十二月三十一日止年度之董事會報告書及經審核財務報表。

主要業務

本公司之主要業務為投資控股。

本集團之主要經營附屬公司之業務為提供電訊服務。本集團之ZONE電訊業務目前在美國、香港及新加坡均有營運。本集團於財政年度之營業額主要包括來自該等營運之收益。

ZONE之網絡融合技術,為客戶提供工具,使客戶可選擇多種電訊服務及供應商,以管理其電訊需求。

在美國,本公司之全資附屬公司ZONE Telecom, Inc.(「ZONE美國」)為美國聯邦電訊局之持牌電訊營運商。ZONE美國在消費者(住宅)及商業(企業及批發)市場經營。ZONE美國已發展以網絡為基礎之界面(*www.zonetelecom.com*),支援其客戶與策略分銷夥伴之管理及服務功能。除了提供轉駁長途通話服務、IP傳輸服務、本地及長途通話專線服務,管控提升的免費專線電話、通話及視像會議服務外,ZONE美國亦提供多種數據服務,包括幀中繼網絡、國際專線、直接互聯網接入服務及其他IP類服務。

在香港,本公司之全資附屬公司ZONE Limited(「ZONE香港」)為持有香港電訊管理局發出牌照之電訊服務供應商。透過使用網絡融合平台(*www.zone1511.com*),ZONE香港向客戶提供一系列增值服務,包括短訊服務、國際來電轉駁、虛擬全球電話卡及傳真管理服務,以補足其基本IDD服務。ZONE香港繼續擴展其增值服務,包括提供會議、傳真電郵及回撥服務以切合企業客戶之商業需要。ZONE香港現已能夠特別針對在海外設點之香港企業客戶,利用最新以網際規約為基礎的優勢,提供VoIP服務。

在新加坡,本公司之全資附屬公司ZONE Telecom Pte Ltd(「ZONE新加坡」)為持有新加坡資訊通訊發展管理局發出牌照之電訊服務供應商。除提供基本IDD服務外,ZONE新加坡(*www.zone1511.com.sg*)同時還提供一系列增值服務,協助客戶業務提高經營效率。

其他主要附屬公司之主要業務概要載於財務報表附註12。

分部資料

本集團截至二零零五年十二月三十一日止年度按業務及地區分部劃分之營業額及經營業績分析載於財務報表附註25。

業績及股息

本集團截至二零零五年十二月三十一日止年度之業績載於第20頁之綜合收益表內。

本公司董事會不建議就截至二零零五年十二月三十一日止年度派發任何股息(二零零四年：無)。

集團財務概要

本集團過去五個財政年度之業績與資產及負債概要載於第51頁。

主要客戶及供應商

於回顧年度，本集團五大客戶之總營業額佔本集團本年度總營業額約10.1%，其中最大客戶之銷售額佔約2.9%。

五大供應商之總採購額佔本集團本年度總採購額約62.1%，其中最大供應商之採購額佔約24.3%。

本公司各董事、彼等之聯繫人士或就本公司董事所知擁有本公司股本5%以上之股東，概無於年內任何時間擁有任何五大客戶及供應商之任何權益。

物業、機器及設備

年內，本公司及本集團之物業、機器及設備之變動詳情載於財務報表附註11。

儲備

年內，本公司及本集團之儲備變動詳情載於財務報表附註20。

董事會

於年內及截至本報告日期，本公司董事如下：

執行董事：

衛斯文 *(主席)*
Kuldeep Saran *(副主席)*
林祥貴

非執行董事：

許博志

獨立非執行董事：

韋雅成
高來福 太平紳士
Gerald Clive Dobby
(於二零零五年十二月十六日獲委任)
Matthew Brian Rosenberg
(於二零零五年十一月一日辭任)

本公司董事之履歷詳載於第7頁「董事會及高級管理層」一節內。

本公司已接獲各獨立非執行董事根據上市規則第3.13條就其獨立性作出之年度確認。本公司認為該等董事均為獨立人士。

遵照本公司公司細則第86及87條，衛斯文、Kuldeep Saran、林祥貴及Gerald Clive Dobby各位先生於應屆股東週年大會上須輪值退任，並符合資格膺選連任。

董事之證券權益

於二零零五年十二月三十一日，本公司之董事、主要行政人員及彼等各自之聯繫人於本公司或其任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所（包括按上述證券及期貨條例條文被當作或視作彼等之權益及淡倉），或根據證券及期貨條例第352條須記錄於本公司存置之登記冊或根據上市規則附錄10所載上市發行人董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所之權益及淡倉（如有）如下：

董事姓名	身份	所持股份*數目	概約持股百分比
衛斯文	由受控制法團持有	100,631,627 *(附註1)*	21.4%
許博志	個人	2,749,914	0.6%
	由受控制法團持有	67,962,428 *(附註2)*	14.4%
Kuldeep Saran	個人	341,200	0.1%
	由受控制法團持有	67,632,428 *(附註3)*	14.4%
林祥貴	個人	1,020,000	0.2%
韋雅成	個人	10,000	0.0%

* *「股份」指本公司股本中每股0.01港元之普通股。*

附註：

1. 2,400,000股股份由Siemens Enterprises Limited實益擁有，98,231,627股股份則由Goldstone Trading Limited實益擁有，該兩間公司均由衛斯文先生控制。

2. 67,962,428股股份由許博志先生控制之Great Wall Holdings Limited實益擁有。

3. 67,632,428股股份由Kuldeep Saran先生控制之Future (Holdings) Limited實益擁有。

上文披露之所有權益指本公司股份之好倉，而於二零零五年十二月三十一日，董事概無持有任何相關股份。

除上文所披露者外，於二零零五年十二月三十一日，本公司之董事、主要行政人員及彼等各自之聯繫人於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券概無擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所(包括按上述證券及期貨條例條文被視作或當作彼等之權益及淡倉)，或根據證券及期貨條例第352條須記錄於該條所述登記冊或根據標準守則須知會本公司及聯交所之任何權益或淡倉。

董事可收購股份或債券之安排

除下文「購股權計劃」一段所述本公司或其任何附屬公司已採納或可能採納之購股權計劃外，本公司或其任何附屬公司概無於年內訂立任何安排，致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益；而本公司董事、主要行政人員或彼等之配偶或未滿18歲之子女於年內亦概無擁有或獲授予任何可認購本公司或其相聯法團(定義見證券及期貨條例第XV部)股份或債券之權利，亦無於年內行使任何該等權利。

董事之服務合約

所有非執行董事(包括獨立非執行董事)之服務合約將於二零零八年十二月三十一日或(就Gerald Clive Dobby先生而言)二零零六年十二月三十一日屆滿，其後可予續期，固定年期為三年，惟任何一方可向另一方發出不少於一個月之書面通知予以終止。

於二零零五年十二月三十一日，擬於應屆股東週年大會上膺選連任之董事概無與本公司或其附屬公司訂立本集團不可於一年內終止而免付賠償(法定補償除外)之服務合約。

董事之重大合約權益

於年終或年內任何時間，本公司或其各附屬公司概無訂立本公司董事於其中直接或間接擁有重大權益之重大合約。

主要股東

於二零零五年十二月三十一日，根據由本公司按證券及期貨條例第336條存置之登記冊及就本公司董事或主要行政人員所知，下列人士(不包括本公司董事或主要行政人員)於本公司之股份及相關股份中，擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益及淡倉(如有)，或直接或間接擁有可在任何情況下在本公司之股東大會擁有投票權之任何類別股本面值10%或以上權益：

股東名稱	所持股份數目	持股概約百分比
Goldstone Trading Limited	98,231,627*	20.9%
Great Wall Holdings Limited	67,962,428*	14.4%
Future (Holdings) Limited	67,632,428*	14.4%

* *本文所披露之權益與上文「董事之證券權益」一段內之附註所披露衛斯文先生(透過Goldstone Trading Limited持有,衛斯文先生為該公司董事)、許博志先生(透過Great Wall Holdings Limited持有,許博志先生為該公司董事)及Kuldeep Saran先生(透過Future (Holdings) Limited持有,Kuldeep Saran先生為該公司董事)之公司權益相同。*

上文所披露之所有權益指本公司股份之好倉。

除上文所披露者外,於二零零五年十二月三十一日,根據本公司按證券及期貨條例第336條存置之登記冊及就本公司董事及主要行政人員所知,概無任何其他人士(不包括本公司董事或主要行政人員)於本公司之股份、相關股份或債券中,擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之任何權益或淡倉,亦無任何人士直接或間接擁有可在任何情況下在本公司之股東大會上擁有投票權之任何類別股本面值10%或以上權益。

股本

本公司年內之股本變動詳情載於財務報表附註18。

購股權計劃

本公司購股權計劃及本公司附屬公司購股權計劃之規則及程序詳情載於財務報表附註19。

主要附屬公司詳情

本公司主要附屬公司詳情載於財務報表附註12。

流動資金

於二零零五年十二月三十一日,本集團維持穩定之流動資金,現金及現金等值項目約為61,218,000港元(二零零四年:47,194,000港元)。

銀行貸款、透支及其他借貸

本集團於二零零五年十二月三十一日並無任何銀行貸款、透支或其他借貸,本集團於年內亦無將利息資本化。

退休福利計劃

本集團之退休福利計劃詳情載於財務報表附註1。

酬金政策及僱員關係

於二零零五年十二月三十一日,本集團於香港及海外共有136名僱員(二零零四年:144名)。本集團之總員工成本為64,900,000港元(二零零四年:72,500,000港元)。按照本公司採納之購股權計劃,(其中包括)本集團合資格僱員可獲授購股權,以

根據該計劃之條款及條件認購本公司股份。於二零零五年十二月三十一日，尚未行使之購股權合共147,500份。本集團與僱員之關係良好，而本集團之僱員並無加入工會。

本集團之薪酬政策與本集團經營所在地之市場慣例相符，並按個別僱員之表現及經驗制訂。本集團已設立獎勵花紅計劃，以推動及獎勵各職級之僱員努力工作，實現本集團目標。除薪金及花紅外，本集團亦向僱員提供其他福利，包括公積金及醫療津貼。

買賣或贖回本公司之上市證券

年內，本公司或各附屬公司概無買賣或贖回本公司任何上市證券。

優先購買權

本公司之公司細則或百慕達法例並無關於優先購買權之規定，而百慕達法例亦無對此權利有所限制。

公眾持股量

根據本公司取得之公開資料及就董事所知及所信，於本報告日期，本公司之公眾持股量符合上市規則之規定，即公眾人士持有本公司已發行股本不少於25%。

核數師

本公司截至二零零五年十二月三十一日止年度之財務報表已由核數師：摩斯倫•馬賽會計師事務所（*特許會計師兼執業會計師*）審核。

股東週年大會將提呈決議案，續聘摩斯倫•馬賽會計師事務所為本公司之核數師。

承董事會命

公司秘書
劉偉明

二零零六年三月二十四日

引言

本公司之董事承諾維持高度企業管治，克盡己任，以股東之最大利益為先，並提高股東長遠之價值。

本公司董事會(「董事會」)已採納於二零零五年一月一日前生效之香港聯合交易所有限公司證券上市規則(「上市規則」)最佳應用守則所載之原則，並已設立多個自我監管及監察之機制(如適用)。

董事會亦已制定書面政策指引，使各董事可根據列明之範疇及指引有效地貫徹履行其各自之職責，更可加強本公司之企業管治常規，從而提升公司形象，並確保股東、監管機構及公眾人仕之信心。

二零零四年十一月，香港聯合交易所有限公司(「聯交所」)頒佈企業管治常規守則(「企業管治守則」)，並於二零零五年一月一日後開始之會計期間生效。聯交所隨後就有關企業管治常規之上市規則作出進一步修訂。董事會已修訂本公司之書面政策指引，並採取其他必須行動，以符合企業管治守則中之所有守則條文及若干建議最佳常規。董事會定期審閱該等書面政策，並致力於不斷改善常規守則及確保企業道德文化得以維持。

董事會

董事會共同負責本公司之所有業務及事宜。根據本公司之公司細則，董事會已委派執行董事負責本公司業務之日常管理，並集中於政策、財務及控股事宜之整體策略；同時授權薪酬委員會及購股權委員會分別負責訂立機制，以分別釐定本集團之薪酬架構及政策及批准本集團之年度薪酬及獎勵計劃等事宜，以及授出本公司及其附屬公司之購股權事宜。

於二零零五年十二月三十一日，董事會包括三位執行董事衛斯文先生、Kuldeep Saran先生與林祥貴先生；一位非執行董事許博志先生；以及三位獨立非執行董事韋雅成先生、高來福先生與Gerald Clive Dobby先生。

本公司之主席及行政總裁分別為衛斯文先生及Kuldeep Saran先生(彼為本公司之董事總經理)。主席及董事總經理之職責予以劃分，並分別由此兩位人士擔任，使責任不會集中於一位人士。主席負責領導工作，確保董事會有效運作，而董事總經理則獲授權並負責監督由董事會制定之預算及目標之實施情況。主席與董事總經理之間之職責分工已清楚界定，並以書面記錄。

董事會定期舉行會議，董事亦會於董事會須就重大事項作出決策時召開會議。董事會成員在召開董事會會議前均獲提供足夠及最新之資料，確保董事在履行其責任時，可作出知情之決定。於回顧年度內，董事會共舉行了五次會議，其中四次會議約每季一次，平均出席率為97%。有關分析如下。

董事姓名	出席次數／二零零五年董事會會議次數	出席率
衛斯文 *(主席)*	5/5	100%
Kuldeep Saran *(副主席)*	5/5	100%
林祥貴	5/5	100%
許博志	5/5	100%
韋雅成	5/5	100%
高來福 太平紳士	5/5	100%
Gerald Clive Dobby *(於二零零五年十二月十六日獲委任)*	0/0	不適用
Matthew Brian Rosenberg *(於二零零五年十一月一日辭任)*	4/5	80%

當難以召開會議時，本公司會向全體董事傳閱董事會書面決議案連同全套相關文件之副本，以供考慮及酌情批准。所有該等書面決議案均由全體董事一致批准。

委任及重選

所有非執行董事均有指定任期，任期屆滿後可予續期，固定年期為三年，但其中一方可向另一方發出不少於一個月書面通知予以終止。所有董事(包括執行董事及非執行董事)當於股東週年大會上輪值退任，並符合資格膺選連任。

按照本公司之公司細則，於每屆股東週年大會上，不少於當時三分之一之董事須輪值退任，惟每名董事須最少每三年輪值告退一次。因填補臨時空缺獲委任或新增加入當時董事會之任何董事，須留任至本公司下一屆股東週年大會為止，並符合資格可於該大會上膺選連任。

董事委員會

董事會將若干權力、權限及酌情權授予多個董事委員會，該等委員會由被視為合適之董事組成。該等委員會貫徹執行企業管治守則之守則條文及董事會訂定之指引及規例(如適用)，以達到組成委員會之目的。

審核委員會

董事會於一九九九年九月二十九日設立審核委員會，成員包括三名董事會成員，全部均為獨立非執行董事。董事會已採納列明委員會之權限及職責及根據香港會計師公會頒佈之「審核委員會有效運作指引」所載之推薦意見制定之書面職權範圍，並將其列入本公司之書面政策指引內。董事會已於二零零五年期間審閱該等職權範圍及本公司之相關書面政策指引，以確保符合企業管治守則之規定。

該委員會之主要職責為檢討本公司財務報告之質量及公平性，並考慮內部及外聘核數審查之性質及範疇。該委員會亦評估本集團會計及財務控制制度之有效性。

該委員會獲授權在其職權範圍內進行或授權調查任何活動。

於二零零五年共舉行了兩次正式會議，審閱本公司中期及年度業績之綜合財務報表，並向董事會作出建議，尤其是評估會計政策及慣例之任何變動、主要判斷範疇及是否遵守適用法律及會計規定及準則，以及處理委任及更換核數師及本公司之內部監控機制等其他事宜。尤其是審核委員會亦曾與本公司管理層及核數師審閱本集團所採納之會計準則及慣例，並就審核、內部監控及財務申報事宜(包括審閱本公司截至二零零五年十二月三十一日止年度之經審核綜合財務報表)進行討論。

於二零零五年舉行之該等會議出席率為100%，有關分析如下。本公司之外聘核數師及行政人員均列席會議並回答任何提問。會議之詳細紀錄已記錄並呈交董事會以供參考及審閱。此外，該委員會舉行了多次臨時會議，與本公司之管理層討論會計及申報事宜。

董事姓名	出席次數／二零零五年審核委員會會議次數	出席率
高來福 太平紳士 *(委員會主席)*	2/2	100%
韋雅成	2/2	100%
Gerald Clive Dobby *(於二零零五年十二月十六日獲委任)*	0/0	不適用
Matthew Brian Rosenberg *(於二零零五年十一月一日辭任)*	2/2	100%

本公司之外聘核數師根據其審核計劃之範疇，於進行法定審核過程中，檢討本公司在財務方面之重要財務內部監控之有效性。審核期間留意到之任何違規事宜及內部監控不足之處，將向委員會呈報核數師對上述事宜之推薦意見。

執行管理委員會

執行管理委員會由三名執行董事組成。委員會主要負責指導、策劃及管理本集團之業務及營運，制定策略及政策以供董事會考慮，並執行該等策略及政策，從而以有效率及有效益之方式達到本集團之整體業務目標。

委員會每月定期舉行會議，並與本集團各項業務之高級管理人員檢討本集團之業務表現。當有需要時亦會舉行臨時會議，委員會亦經常參與非正式之討論。於二零零五年，委員會共舉行了十三次會議，出席率為95%，有關分析如下。

董事姓名	出席次數／二零零五年執行管理委員會會議次數	出席率
衛斯文 *(委員會主席)*	12/13	92%
Kuldeep Saran	12/13	92%
林祥貴	13/13	100%

薪酬委員會

薪酬委員會於二零零一年十二月十八日成立。年內，委員會由主席衛斯文先生、韋雅成先生及高來福先生(均為獨立非執行董事)組成。Kuldeep Saran先生及林祥貴先生(均為執行董事)乃衛斯文先生之替任成員。董事會已採納一套列明委員會之權限及職責之書面職權範圍，並將其列入本公司之書面政策指引內。董事會已於二零零五年期間審閱該等職權範圍及本公司之相關書面政策指引，以確保符合企業管治守則之規定。

委員會經參考公平及客觀標準後，負責訂立一項機制，以釐定本集團之薪酬架構及政策、批准本集團之年度薪酬及獎勵計劃，尤其是釐定執行董事及高級管理層之薪酬組合、經參考公司之目標及宗旨後檢討及批准按表現發放之薪酬計劃，並按照董事會之指示處理有關薪酬之其他事宜。於回顧年度，委員會舉行了一次會議，出席率為100%，有關分析如下。

董事姓名	出席次數／二零零五年薪酬委員會會議次數	出席率
衛斯文 *(委員會主席)*	1/1	100%
韋雅成	1/1	100%
高來福 太平紳士	1/1	100%

購股權委員會

購股權委員會於二零零一年十二月十八日成立。年內，購股權委員會由主席衛斯文先生及副主席Kuldeep Saran先生組成，惟有關向購股權委員會任何成員授出購股權之事宜，則由董事會委任獨立非執行董事組成特別委員會，專責考慮授出購股權及其認為適當之條款。

本公司於一九九九年十月二十五日舉行之股東大會上採納一項購股權計劃。該計劃隨後於二零零二年六月二十八日終止。本公司於二零零二年六月二十八日舉行之股東大會上採納另一項購股權計劃。該購股權計劃旨在令董事會(其權力已授予購股權委員會)可向僱員及其他合資格參與者授出購股權，作為(i)表揚或確認該等僱員及合資格參與者曾經及將會對本集團作出貢獻之鼓勵及/或獎勵；及(ii)激勵該等僱員及合資格參與者作出高水準之表現，以提高長期股東價值。

此外，本公司於二零零二年六月二十八日舉行之股東大會上就其附屬公司之購股權計劃採納一套規則及程序。根據已釐定之規則及程序，有關購股權計劃之目的與本公司之購股權計劃之目的相若，惟僅適用於附屬公司。

該委員會主要負責制定、實施及管理向僱員及本集團之合資格參與者授出購股權，以達致適用於本公司及其附屬公司之購股權計劃之上述目的。

該委員會僅於有需要時方召開會議。由於二零零五年並無授出任何購股權，故沒有召開會議。

董事進行證券交易的標準守則

本公司已採納標準守則作為本身之證券守則。全體董事經本公司作出具體查詢後確認，於截至二零零五年十二月三十一日止整個年度已全面遵守標準守則所載之規定。

核數師酬金

於截至二零零五年十二月三十一日止年度，應付予本公司核數師之酬金約為620,000港元，當中約577,000港元為審核服務費用，約25,000港元為其稅項服務費用，而約18,000港元為其他服務費用。同年，應付予本公司美國附屬公司核數師之數額約為429,000港元，當中約351,000港元為審核服務費用，而約78,000港元為稅項服務費用。

Moores Rowland Mazars
摩斯倫・馬賽會計師事務所

致e-Kong Group Limited
(於百慕達註冊成立之有限公司)

全體股東

本核數師已完成審核刊於第20頁至50頁按照香港公認會計原則編製之財務報表。

董事及核數師各自之責任

貴公司之董事須編製真實與公平之財務報表。在編製該等真實與公平之財務報表時，董事必須貫徹採用合適之會計政策。

本核數師之責任是根據審核工作之結果，對該等報表作出獨立意見，並僅向全體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告內容向其他人士負上或承擔任何責任。

意見之基準

本核數師是按照香港會計師公會頒佈之香港核數準則進行審核工作。審核範圍包括以抽查方式審核與財務報表所載數額及披露事項有關之憑證。審核範圍亦包括評估董事於編製該等財務報表時所作之重大估計和判斷，所釐定之會計政策是否適合 貴公司及 貴集團之具體情況，及有否貫徹選用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得一切我們認為必需之資料及解釋為目標，使我們能獲得充份之憑證，就該等財務報表是否存有重要錯誤陳述，作出合理之確定。在作出意見時，我們亦已衡量該等財務報表所載之資料在整體上是否足夠。我們相信，我們之審核工作已為下列意見建立了合理之基礎。

意見

本核數師認為上述財務報表均真實與公平地反映 貴公司及 貴集團於二零零五年十二月三十一日之財政狀況及 貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露規定適當地編製。

摩斯倫 • 馬賽會計師事務所
特許會計師
執業會計師

香港，二零零六年三月二十四日

mri A member of Moores Rowland International an association of independent accounting firms throughout the world

A member firm of Mazars MAZARS

綜合收益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
營業額	2	**422,590**	402,654
銷售成本		**(267,649)**	(254,821)
毛利		**154,941**	147,833
利息收入	2	**589**	339
其他收入	3	**8,313**	1,519
		163,843	149,691
分銷成本		**(22,279)**	(25,117)
業務宣傳及市場推廣開支		**(3,068)**	(6,029)
營運及行政開支		**(36,693)**	(95,007)
其他營運開支		**(13,237)**	(55,932)
經營溢利／(虧損)		**38,566**	(32,394)
融資成本	3	**(34)**	(38)
重組成本	5	**–**	(100,544)
除稅前溢利／(虧損)	3	**38,532**	(132,976)
稅項撥回	6	**8,544**	1,369
年內溢利／(虧損)	8&20	**47,076**	(131,607)
應佔：			
本公司股權持有人	8&20	**47,076**	(131,607)
每股盈利／(虧損)	9		
基本		**0.10港元**	(0.28港元)
攤薄		**不適用**	不適用
		千港元	千港元
EBITDA	10	**45,189**	11,827

綜合資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
物業、機器及設備	*11*	**12,144**	7,916
可供出售投資	*13*	**–**	1,894
遞延税項資產	*24*	**10,881**	2,369
		23,025	12,179
流動資產			
貿易及其他應收款項	*14*	**67,140**	45,569
已抵押存款	*15*	**2,476**	2,817
銀行結餘及現金		**58,742**	44,377
		128,358	92,763
流動負債			
貿易及其他應付款項	*16*	**59,502**	60,326
財務租賃承擔之即期部份	*17*	**191**	184
		59,693	60,510
流動資產淨值		**68,665**	32,253
總資產減流動負債		**91,690**	44,432
非流動負債			
財務租賃承擔	*17*	**618**	809
資產淨值		**91,072**	43,623
資本及儲備			
已發行股本	*18*	**4,709**	4,709
儲備	*20*	**86,363**	38,914
權益總額		**91,072**	43,623

經由董事會於二零零六年三月二十四日批准及授權發佈

董事
衛斯文

董事
Kuldeep Saran

資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
物業、機器及設備	11	**3,555**	153
附屬公司權益	12	**65,373**	56,222
		68,928	56,375
流動資產			
貿易及其他應收款項	14	**2,079**	1,345
已抵押存款	15	**1,369**	1,700
銀行結餘及現金		**21,603**	15,649
		25,051	18,694
流動負債			
貿易及其他應付款項	16	**2,669**	1,426
流動資產淨值		**22,382**	17,268
資產淨值		**91,310**	73,643
資本及儲備			
已發行股本	18	**4,709**	4,709
儲備	20	**86,601**	68,934
權益總額		**91,310**	73,643

經由董事會於二零零六年三月二十四日批准及授權發佈

董事
衛斯文

董事
Kuldeep Saran

綜合股本權益變動表

截至二零零五年十二月三十一日止年度

	股本 千港元	股份溢價 千港元	匯兌儲備 千港元	股本贖回儲備 千港元	實繳盈餘 千港元	累計虧損 千港元	權益總額 千港元
於二零零四年一月一日	4,709	23,461	–	6	607,462	(459,024)	176,614
換算海外附屬公司時之匯兌差額	–	–	(1,384)	–	–	–	(1,384)
年內虧損	–	–	–	–	–	(131,607)	(131,607)
於二零零四年十二月三十一日	4,709	23,461	(1,384)	6	607,462	(590,631)	43,623
換算海外附屬公司時之匯兌差額	–	–	373	–	–	–	373
年內溢利	–	–	–	–	–	47,076	47,076
於二零零五年十二月三十一日	**4,709**	**23,461**	**(1,011)**	**6**	**607,462**	**(543,555)**	**91,072**

	附註	二零零五年 千港元	二零零四年 千港元
經營業務			
經營業務所得現金	21	**20,026**	13,925
已收利息		**589**	339
財務租賃承擔之利息		**(34)**	(38)
經營業務所得現金淨額		**20,581**	14,226
投資業務			
購買物業、機器及設備		**(9,045)**	(4,804)
出售物業、機器及設備所得款項		**32**	1,877
出售可供出售投資所得款項		**2,640**	1,326
投資業務所用現金淨額		**(6,373)**	(1,601)
融資業務			
財務租賃安排生效		**–**	993
償還財務租賃承擔		**(184)**	(601)
融資業務(所用)/所得現金淨額		**(184)**	392
現金及現金等值項目增加淨額		**14,024**	13,017
於一月一日之現金及現金等值項目		**47,194**	34,177
於十二月三十一日之現金及現金等值項目		**61,218**	47,194
現金及現金等值項目之結餘分析			
已抵押存款		**2,476**	2,817
銀行結餘及現金		**58,742**	44,377
		61,218	47,194

公司資料

本公司為於百慕達註冊成立之獲豁免有限公司，其普通股於香港聯合交易所有限公司(「聯交所」)上市。本公司之主要營業地點為香港中環畢打街11號置地廣場告羅士打大廈3705室。本公司之主要業務為投資控股。本公司主要附屬公司之詳情載於財務報表附註12。

1. 主要會計政策

編製基準

本財務報表乃根據香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則(「財務報告準則」)及香港會計準則(「香港會計準則」)(統稱「香港財務報告準則」)、香港普遍採納之會計原則、香港公司條例之披露規定及香港聯合交易所有限公司證券上市規則(「上市規則」)之相關披露規定而編撰。本年度，本集團就其業務已採納新訂及經修訂之香港財務報告準則。於採納該等香港財務報告準則後，會計政策之主要變動概述於財務報表附註7。本集團所採用之主要會計政策概要載於下文。

此等財務報表乃按歷史成本而編撰，惟按公平值計量之可供出售投資除外。

綜合賬目之基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日止之財務報表。

於年內購入或出售之附屬公司業績分別由實際收購日起入賬和入賬至實際出售日止。

集團內公司間之所有交易及結餘已於編製綜合賬目時對銷。

非全資擁有附屬公司之少數股東應佔虧損乃按少數股東各自擁有之股權入賬。本集團會承擔任何超逾少數股東所佔附屬公司權益之差額及／或任何適用於少數股東之其他虧損。

附屬公司

附屬公司為本集團或本公司有權直接或間接監管其財務及營運政策，從而在其業務中獲益之公司。於本公司之資產負債表內，附屬公司投資按成本扣除累計減值虧損入賬。投資之賬面值乃按個別投資減至其各自可收回數額。本公司按已收及應收股息將附屬公司業績入賬。

1. 主要會計政策（續）

物業、機器及設備

物業、機器及設備乃按成本減累計折舊及累計減值虧損列賬。

物業、機器及設備之成本值包括其購買價及及任何將資產達致可作擬定用途之運作情況及地點之任何直接應佔成本。其後成本僅在該項資產日後產生之經濟利益可能流入本集團及該項資產之成本能可靠計量時，方可計入資產之賬面值或確認為一項獨立資產。所有其他維修及保養費用乃於其產生年度自收益表扣除。

物業、機器及設備乃按其自可供使用之日期起計至其估計可使用年期，並扣除估計剩餘價值後，按下列折舊年率以直線法撇銷其扣除累計減值虧損之成本：

租賃物業裝修	剩餘租期
機械及設備	20%-33%
辦公室設備、傢俬及裝置	20%-33%

財務租賃下所持有之資產乃以與自置資產相同之基準按其估計可使用年限或租約年期（以較短者為準）予以折舊。

金融工具

財務資產及財務負債在本集團按交易日基準就相關工具訂立合約條款時確認。財務資產及財務負債按下列方式計量：

可供出售投資

列作可供出售投資是指定為該類別或未能分類為任何其他類別之非衍生工具。可供出售投資乃按公平值計量，其賬面值變動於權益內確認為獨立部份，直至相關投資被出售、收回或以其他方式處置，或直至確定相關投資出現減值為止，在此情況下，過往於權益內呈報之累計損益將計入收益表內。在活躍市場並無市場報價及公平值不能可靠計量之可供出售投資按成本減任何累計減值虧損列賬。

貿易應收及應付款項

貿易應收及應付款項按接近其公平值之成本，減任何減值撥備確認。貿易應收款項之減值撥備，是在有客觀證據顯示本集團無法按應收款項之原有條款收回全部款項時確定。撥備數額乃資產賬面值與估計未來現金流量按實際利率折現之現值差額。撥備金額乃於收益表確認。

貸款及應收款項

貸款及應收款項指並無於活躍市場報價且不擬進行買賣之具有固定及可釐定付款金額之非衍生財務資產。該等貸款及應收款項以實際利率法按攤銷成本列賬。攤銷成本乃經計入截至到期期間收購所產生之任何折讓或溢價後計算。

財務資產在本集團財務資產之未來現金流量合約權利到期或本集團將其未來現金流量合約權利轉讓予第三方時方會不再確認。財務負債僅會於清償債務時不再確認。

1. 主要會計政策 *(續)*

現金等值項目

就現金流量表而言，現金等值項目指可隨時轉為已知數額現金且價值變動風險不大之短期高流動投資(銀行透支除外)。

減值

於各個結算日，本集團均會檢討有形資產之賬面值，以釐訂該等資產可有出現減值虧損或早前已確認不再存在或減少之減值虧損。倘資產之估計可收回金額低於其賬面值，則其賬面值將減至其可收回金額。減值虧損即時確認為開支，惟倘有關資產乃按估值列賬，減值虧損則按重估減少處理。

倘某項減值虧損其後撥回，則該項資產之賬面值將增至重新估計之可收回金額，惟以增加後之賬面值不得超逾該項資產於過往年度並無減值虧損所釐定之賬面值為限。減值虧損撥回時將即時確認為收入，惟倘有關資產乃按估值列賬，減值虧損撥回時則按重估增加處理。

收益確認

收益乃於本集團可取得經濟利益及得以可靠地計算收益時確認。

電訊業務之收入乃於向客戶提供服務時確認。

利息收入乃未償還本金以適用之利率按時間比例計算。

租賃

凡絕大部份風險及擁有權之回報均已轉讓予承租人之租約，均列為財務租賃。所有其他租約均列作經營租賃。

根據財務租賃持有之資產按租賃資產之公平值或最低租賃付款之現值(以較低者為準)確認為資產。對出租人之相關負債在資產負債表列作財務租賃承擔。融資成本指租賃承擔總額與所收購資產公平值之差額，並會按有關租約之期限在收益表中扣除，使每個會計期間之餘下承擔有大約一致之支出。

根據經營租賃應付之租金乃按租約期限以直線法確認為開支。

租賃獎勵於收益表確認為就使用租賃資產而議定之代價淨額之一部份。

外幣

本集團旗下各實體之財務報表項目按該實體經營所在主要經濟環境之貨幣(「功能貨幣」)列值。綜合財務報表則以港元呈列(本公司之功能貨幣及呈列貨幣)。

外幣交易按有關交易日之匯率換算為功能貨幣。因結算該等交易及因按年結日匯率換算以外幣計值之貨幣資產及負債而產生之外匯損益於收益表確認。

於綜合賬目時，以港元(呈列貨幣)以外之貨幣結算之海外附屬公司之財務報表乃按結算日之概約匯率換算，而收益表則按當年平均匯率換算。於換算海外附屬公司時產生之一切匯兌差額確認為權益內之獨立部份。

1. 主要會計政策 *(續)*

稅項

現行所得稅乃根據本年度之業績計算,並就毋須課稅或不獲寬減之項目作出調整。所得稅乃採用結算日當天生效或實質生效之稅率計算。

遞延稅項按財務報表中資產及負債於結算日之稅基與其賬面值之間之暫時性差異,以負債法撥備。惟倘遞延稅項乃因初步確認一項交易(而非業務合併)之資產或負債而產生,且當時該項交易對會計溢利及應課稅損益未造成影響,則不予入賬。

遞延稅項負債或資產根據於結算日已頒佈或實際上已頒佈之稅率及稅務法例,按預期適用於已收回資產或清還負債期間之稅率計算。倘日後應課稅溢利可能會用於抵銷可扣減之暫時性差異、稅項虧損及稅項撥回,則遞延稅項資產會確認入賬。

退休福利計劃

自二零零零年十二月起,本集團(海外附屬公司除外)為其香港全職僱員設立提供退休福利之強制性公積金(「強積金」)計劃。退休福利計劃之供款責任於其發生時在收益表內確認為開支。該計劃之資產與本集團之其他資產分開,由獨立受託人持有。

根據強積金計劃,本集團及各合資格僱員均須每月作出供款,供款額為僱員每月基本收入之5%,而各方每月之額外供款上限為1,000港元(「強制性供款」),彼等亦可選擇作出額外供款(「自願性供款」)。倘僱員選擇作出自願性供款,本集團亦將作出相等之額外供款,上限為1,000港元。

根據強積金計劃,待僱員年滿65歲之退休年齡、死亡或完全傷殘,有權取回100%之僱主強制性供款。待於本集團服務滿一年後,僱員亦有權獲取本集團100%之自願性供款。

海外附屬公司亦已根據有關立法機關所訂明之法例規定,為彼等之僱員設立其退休金計劃或類似安排。

於結算日,本集團並無因僱員脫離強積金計劃而產生重大之沒收自願性供款,而該沒收供款可用作削減本集團於未來年度應付之供款。

以股份為基礎之付款

僱員獲授之購股權之公平值確認為僱員成本,並在權益內之資本儲備作相應增加。公平值乃於購股權授出日期計算,並計及授出購股權之條款及條件。倘僱員須符合歸屬期條件方可無條件享有該等購股權,預計公平值總額在歸屬期內攤分入賬,並已考慮購股權歸屬之或然率。

估計可歸屬購股權之數目須在歸屬期內作出檢討。除非原本僱員開支符合資產確認要求,否則任何已在過往年度確認之累計公平值之調整均須在檢討期內之收益表支銷或回撥,並在資本儲備作相應調整。於歸屬日,確認為開支之金額按歸屬購股權之實際數目作調整(並在資本儲備作相應調整),惟純粹因與股份之市價有關未能達致歸屬條件而導致之權利喪失則除外。權益金額在資本儲備確認,直至購股權獲行使(轉撥至股份溢價賬),或購股權之有效期屆滿(直接轉入保留盈利或累計虧損)為止。

1. 主要會計政策 *(續)*

關連方

倘某位人士(a)是直接或間接透過一位或多位中間人控制本集團，或受本集團控制或與本集團共同受控制，或於本集團擁有可對本集團施加重大影響之權益或共同控制本集團；(b)為本集團之聯繫人；(c)為本集團投資之合營企業；(d)為本集團之主要管理人員之一；(e)是指(a)或(d)所述任何人士之近親；(f)是指(d)或(e)所述任何人士直接或間接控制、共同控制或有重大影響或擁有其重大表決權之實體；或(g)為代表本集團或與本集團有關連之任何實體之僱員利益之僱用後福利計劃，則該人士為本集團之關連方。

關鍵會計估計及判斷

本集團現時根據以往經驗及其他因素，包括預期日後在合理情況下相信會出現之事件，對所作估計及判斷進行評估。

呆壞賬撥備

本集團之呆壞賬撥備政策乃根據對應收款項之可收回性及賬齡分析之評估並按管理層之判斷釐定。於評估該等應收款項之最終變現情況時，須作出很大程度之判斷，包括評估每名客戶現時之信貸情況及過往之收回記錄。倘該等客戶之財政狀況轉壞，以致減弱彼等之付款能力，則須作出額外撥備。

確認遞延稅項資產

由未動用結轉稅項虧損產生之遞延稅項資產，僅會在根據所有可取得憑證預期日後可能有足夠應課稅溢利扣減未動用稅項虧損之情況下，方予確認。遞延稅項資產之確認主要涉及該遞延稅項資產之法定附屬公司之未來表現加以判斷。其他不同因素亦予以評估，以考慮是否有有力證據證明部份或全部遞延稅項資產最終有可能會變現，例如存在應課稅暫時性差異、稅務規劃策略及可動用估計稅項虧損之期間。遞延稅項資產之賬面值及有關財務模式與預算會於每個結算日檢討，若有足夠有力之證據證明在可動用期內有應課稅溢利可扣減結轉稅項虧損，屆時將增加資產結餘，並記入收益表。

香港財務報告準則之未來變動

於授權此等財務報表日期，香港會計師公會頒佈若干尚未生效之新訂及經修訂準則及詮釋。董事預期，日後採納該等新香港財務報告準則不會對本集團業績產生重大影響。

2. 營業額及收益

按種類確認之營業額及收益分析如下：

	本集團 二零零五年 千港元	本集團 二零零四年 千港元
營業額		
電訊業務收入	**414,072**	402,155
其他收益	**8,518**	499
	422,590	402,654
利息收入	**589**	339
收益	**423,179**	402,993

3. 除税前溢利／(虧損)

此乃已扣除／(計入) 下列各項後列賬：

	本集團 二零零五年 千港元	本集團 二零零四年 千港元
(a) 融資成本		
財務租賃承擔之融資費用	**34**	38
(b) 其他項目		
僱員薪金及其他福利	**62,995**	70,322
退休福利計劃之供款	**1,860**	2,224
	64,855	72,546
核數師酬金	**928**	1,278
呆賬撇銷及撥備	**4,694**	6,738
已提供服務之成本	**267,649**	254,821
物業、機器及設備折舊	**4,756**	48,925
出售可供出售投資之(盈利)／虧損，已列入其他收入／其他營運開支內	**(5,200)**	232
可供出售投資之減值虧損	**1,894**	–
出售物業、機器及設備之(盈利)／虧損 *(二零零四年：包括附註5披露之5,650,000港元)*	**(27)**	5,687
物業之經營租賃費用	**4,204**	2,499
匯兑虧損／(盈利) 淨額	**597**	(1,810)

4. 董事及高級行政人員酬金

本公司董事已收及應收之酬金總額如下：

	二零零五年			
	董事袍金	**薪金、離職金及其他酬金**	**退休福利計劃之供款**	**合計**
	千港元	*千港元*	*千港元*	*千港元*
執行董事				
衛斯文	–	1,500	24	1,524
Kuldeep Saran	–	1,500	24	1,524
林祥貴	–	1,794	24	1,818
非執行董事				
許博志	–	–	–	–
獨立非執行董事				
韋雅成	100	–	–	100
Matthew Brian Rosenberg	100	–	–	100
高來福 太平紳士	100	–	–	100
Gerald Clive Dobby	4	–	–	4
	304	**4,794**	**72**	**5,170**

	二零零四年			
	董事袍金	薪金、離職金及其他酬金	退休福利計劃之供款	合計
	千港元	*千港元*	*千港元*	*千港元*
執行董事				
衛斯文	–	1,500	24	1,524
Kuldeep Saran	–	1,500	24	1,524
林祥貴	–	1,686	24	1,710
非執行董事				
許博志	–	–	–	–
獨立非執行董事				
韋雅成	100	–	–	100
Matthew Brian Rosenberg	100	–	–	100
高來福 太平紳士	25	–	–	25
	225	4,686	72	4,983

4. 董事及高級行政人員酬金 *(續)*

最高薪人員酬金

六位 *(二零零四年：六位)* 最高薪人員當中，包括三位 *(二零零四年：三位)* 董事，其酬金詳情已載於上文。其餘三位 *(二零零四年：三位)* 人員之酬金總額如下：

	二零零五年 千港元	二零零四年 千港元
薪金、離職金及其他酬金	**5,164**	5,118
退休福利計劃之供款	**79**	65
	5,243	5,183

三位 *(二零零四年：三位)* 最高薪人員之酬金均介乎1,500,001港元至2,000,000港元之範圍。

本公司之執行董事連同上述三位 *(二零零四年：三位)* 最高薪人員就披露用途，均被視作本集團之主要管理人員。

5. 重組成本

鑑於電訊業之技術及市場顯著發展，加上本集團於二零零四年將其美國電訊業務之若干業務工序外判，故此本集團檢討了若干現有之設備及相關硬件及軟件之賬面值以評估該等資產之可收回價值。因此，截至二零零四年十二月三十一日止年度確認重組成本約為100,500,000港元，有關分析載於下文。

	本集團	
	二零零五年 千港元	二零零四年 千港元
物業、機器及設備之減值虧損 *(附註11)*	**–**	90,153
出售物業、機器及設備之虧損 *(附註11)*	**–**	5,650
經營租賃承擔撥備	**–**	4,437
其他	**–**	304
	–	100,544

6. 稅項撥回

由於本集團於年內之應課稅溢利已全數被往年積存之承前稅項虧損抵銷，因此並無對香港利得稅作出撥備。

年內已確認之稅項撥回指來自暫時性差異所產生或轉回之遞延稅項資產，有關分析載於下文。

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
暫時性差異之種類：		
折舊免稅額	**69**	(770)
稅項虧損	**(8,613)**	(599)
	(8,544)	(1,369)

有關本集團遞延稅項之詳情載於附註24。

有效稅率之對賬

	本集團	
	二零零五年	二零零四年
	%	%
適用稅率	**18**	(18)
不可扣減之開支	**16**	7
免稅收益	**(17)**	–
本年度出現之未確認稅項虧損	**3**	6
運用較早前未確認之稅項虧損	**(6)**	(1)
確認較早前未確認之稅項虧損	**(11)**	–
確認較早前未確認之遞延稅項資產	**(25)**	7
年內有效稅率	**(22)**	1

此適用稅率是指本集團經營之地區所行使之平均稅率。

7. 會計政策之變動

於二零零五年，本集團採納香港會計師公會頒佈之新訂／經修訂香港財務報告準則，該等準則大致對於二零零五年一月一日或以後開始之會計期間有效。去年之比較數字已根據有關規定予以修訂(如需要)。對會計政策有主要影響之變動概述如下。

香港會計準則第24號　關連方披露

香港會計準則第24號對關連方之識別及若干其他關連方披露有所影響。關連方之新釋義載於財務報表附註1。

香港會計準則第32號　金融工具：披露及呈列及香港會計準則第39號　金融工具：確認及計量

於二零零五年一月一日以前，本集團遵照會計實務準則第24號(「會計實務準則第24號」)之處理基準將其債務及權益證券分類及計量。根據會計實務準則第24號，於債務或權益證券之投資乃分類為「投資證券」或「其他投資」(如適用)。投資證券以成本扣除減值虧損(如有)計量，而其他投資則按公平值計量，而已變現／未變現收益或虧損則歸入收益表處理。由二零零五年一月一日起，本集團按照香港會計準則第39號對其債務及權益證券分類及計量。本集團已將其「投資證券」重新分類為「可供出售投資」，有關會計政策之詳情載於財務報表附註1。是項會計政策變動對本集團先前呈報之業績及財務狀況並無重大影響。香港會計準則第32號已追溯應用，比較數字已據此重列。

財務報告準則第2號　以股份為基礎之付款

財務報告準則第2號規定，倘本集團以股份或股權之方式換取購買貨物或獲取服務(「股本結算交易」)，或以其他等值之資產換取相當於指定數目之股份或股權(「現金結算交易」)，則須確認開支。財務報告準則第2號對本集團之主要影響涉及將授予本公司董事及僱員之購股權於授出日期釐定之公平值就有關歸屬期於收益表中列為開支勾銷。採納財務報告準則第2號之前，本集團直至該等購股權獲行使之時方確認其財務影響。由二零零五年一月一日起，本集團已對二零零二年十一月七日或之後授出但於二零零五年一月一日仍未歸屬之購股權採納財務報告準則第2號。至於二零零二年十一月七日之前授出之購股權，本集團根據有關過渡規定毋需採納財務報告準則第2號。於二零零五年一月一日及十二月三十一日，本公司之所有購股權均於二零零二年十一月七日之前授出，故該等購股權毋需遵守財務報告準則第2號之規定。

8. 本公司股權持有人應佔溢利／(虧損)

本公司股權持有人應佔純利／(虧損淨額)包括已計入本公司財務報表之溢利17,667,000港元*(二零零四年：虧損105,864,000港元)*。

9. 每股盈利／(虧損)

截至二零零五年十二月三十一日止年度之每股基本盈利，乃根據本公司股權持有人應佔綜合溢利47,076,000港元*(二零零四年：虧損131,607,000港元)*及年內之已發行股份470,894,200股*(二零零四年：470,894,200股)*計算。

由於購股權之行使價高於市場平均價格，因此並無呈列截至二零零五年及二零零四年十二月三十一日止年度之每股攤薄盈利／(虧損)。

10. EBITDA

EBITDA指未扣除利息開支、稅項、折舊、攤銷及減值，以及物業、機器及設備出售收益／虧損前之盈利。

11. 物業、機器及設備

	本集團			
	租賃物業裝修 *千港元*	**機械及設備** *千港元*	**辦公室設備、傢俬及裝置** *千港元*	**合計** *千港元*
賬面值對賬				
於二零零四年一月一日	232	144,957	4,509	149,698
匯兑調整	–	4	52	56
添置	13	1,309	3,482	4,804
減值虧損	(35)	(89,798)	(320)	(90,153)
出售	–	(9,027)	(843)	(9,870)
出售時撥回累計折舊	–	1,506	800	2,306
折舊	(210)	(45,940)	(2,775)	(48,925)
於二零零四年十二月三十一日	–	3,011	4,905	7,916
賬面值對賬				
於二零零五年一月一日	–	3,011	4,905	7,916
匯兑調整	–	(1)	(55)	(56)
添置	2,091	3,856	3,098	9,045
出售	(752)	(165,764)	(3,228)	(169,744)
出售時撥回累計折舊	752	165,764	3,223	169,739
折舊	(75)	(2,179)	(2,502)	(4,756)
於二零零五年十二月三十一日	**2,016**	**4,687**	**5,441**	**12,144**
代表：				
成本	752	206,753	21,606	229,111
累計折舊及減值虧損	(752)	(203,742)	(16,701)	(221,195)
於二零零五年一月一日	–	3,011	4,905	7,916
成本	2,091	44,730	21,301	68,122
累計折舊及減值虧損	(75)	(40,043)	(15,860)	(55,978)
於二零零五年十二月三十一日	**2,016**	**4,687**	**5,441**	**12,144**

於二零零五年十二月三十一日，本集團物業、機器及設備之賬面值包括根據財務租賃持有之資產794,000港元 *(二零零四年：993,000港元)*。

11. 物業、機器及設備 *(續)*

	本公司		
	租賃物業裝修	**辦公室設備、傢俬及裝置**	**合計**
	千港元	*千港元*	*千港元*
賬面值對賬			
於二零零四年一月一日	–	214	214
添置	–	121	121
出售	–	(355)	(355)
出售時撥回累計折舊	–	354	354
折舊	–	(181)	(181)
於二零零四年十二月三十一日	–	153	153
賬面值對賬			
於二零零五年一月一日	–	153	153
添置	1,631	1,866	3,497
出售	–	(1,282)	(1,282)
出售時撥回累計折舊	–	1,279	1,279
折舊	–	(92)	(92)
於二零零五年十二月三十一日	**1,631**	**1,924**	**3,555**
代表：			
成本	–	1,763	1,763
累計折舊及減值虧損	–	(1,610)	(1,610)
於二零零五年一月一日	–	153	153
成本	1,631	2,347	3,978
累計折舊及減值虧損	–	(423)	(423)
於二零零五年十二月三十一日	**1,631**	**1,924**	**3,555**

12. 附屬公司權益

	本公司	
	二零零五年	二零零四年
	千港元	*千港元*
非上市股份，按成本	**–**	–
應收附屬公司款項	**700,720**	713,510
減：撥備	**(635,347)**	(657,288)
	65,373	56,222

應收附屬公司之款項為無抵押、免息及無固定償還期，惟57,948,000港元 *(二零零四年：57,948,000港元)* 之款項乃按年息5.5厘計息、無抵押且須於二零零七年四月二十三日償還。應收款項之賬面值與其公平值相若。

12. 附屬公司權益 *(續)*

於結算日之主要附屬公司之詳情如下：

附屬公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持股本百分比		主要業務
			直接	*間接*	
China Portal Limited	英屬處女群島	1美元	–	100%	提供顧問服務
Cyber Insurance Brokers Limited	香港	5,000,000港元	–	70.3%	保險經紀業務
e-Kong Pillars Limited	英屬處女群島	1美元	–	100%	投資控股
e-Kong Pillars Holdings Limited	英屬處女群島	1美元	100%	–	投資控股
speedinsure Global Limited	英屬處女群島	10,102美元	–	70.3%	投資控股
speedinsure.com Limited	香港	10,000港元	–	70.3%	提供銷售及履行交收服務
ZONE Channel Services Limited	香港	2港元	–	100%	提供市場推廣及宣傳服務
ZONE Global Limited	英屬處女群島	1美元	–	100%	投資控股
ZONE Limited	香港	2港元	–	100%	提供電訊服務
ZONE Telecom, Inc.	美國	10美元	–	100%	提供電訊服務
ZONE Telecom Pte Ltd	新加坡	100,000新加坡元	–	100%	提供電訊服務
ZONE USA, Inc.	美國	10美元	–	100%	投資控股

本公司董事認為，上述概要列出之附屬公司，乃對本集團之業績有重大影響或構成本集團資產淨值之主要部份。董事認為，列出其他附屬公司之詳情會使本附註過於冗長。

13. 可供出售投資

	本集團	
	二零零五年 千港元	二零零四年 千港元
股本投資，非上市		
– 按成本減累計減值虧損	–	1,894

年內，本集團就可供出售投資之減值虧損1,894,000港元作出全額撥備，亦以5,200,000港元之代價出售已於以往年度全數撥備之另一項可供出售投資。

14. 貿易及其他應收款項

	本集團		本公司	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
應收貿易款項	**54,364**	39,524	–	–
其他應收款項				
按金、預付款項及 其他應收款項	**12,776**	6,045	**2,079**	1,345
	67,140	45,569	**2,079**	1,345

本集團銷售之信貸期主要介乎30日至90日不等。貿易及其他應收款項包括應收貿易款項(已扣除呆壞賬撥備)，有關賬齡分析如下：

	本集團	
	二零零五年 千港元	二零零四年 千港元
即期	**46,109**	33,069
1至3個月	**8,020**	6,103
超過3個月但少於12個月	**235**	352
	54,364	39,524

本集團之信貸政策載於附註22。

15. 已抵押存款

於結算日，本集團及本公司分別抵押為數2,476,000港元(*二零零四年：2,817,000港元*)及1,369,000港元(*二零零四年：1,700,000港元*)之存款予銀行，作為銀行就本集團如期付款而向若干電訊營運商提供擔保之抵押。

16. 貿易及其他應付款項

	本集團		本公司	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
應付貿易款項	**25,930**	26,955	**–**	–
其他應付款項				
應計費用及其他應付款項	**33,572**	33,371	**1,885**	807
應付附屬公司款項	**–**	–	**784**	619
	59,502	60,326	**2,669**	1,426

應付附屬公司款項乃無抵押、免息且無固定還款期。

貿易及其他應付款項包括應付貿易款項，有關賬齡分析如下：

	本集團	
	二零零五年 千港元	二零零四年 千港元
即期	**16,756**	19,900
1至3個月	**9,011**	3,582
超過3個月但少於12個月	**163**	3,473
	25,930	26,955

17. 財務租賃承擔

須償還之財務租賃承擔如下所列：

	本集團			
	最低租賃付款		最低租賃付款之現值	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
財務租賃之到期日為：				
一年內	**218**	218	**191**	184
一年後但於兩年內	**218**	218	**198**	184
兩年後但於五年內	**436**	653	**420**	625
	872	1,089	**809**	993
未來融資費用	**(63)**	(96)	**–**	–
租賃承擔之現值	**809**	993	**809**	993

17. 財務租賃承擔 *(續)*

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
呈報為：		
流動負債	**191**	184
非流動負債	**618**	809
	809	993

未清償財務租賃須按60次分期付款，於二零零九年十二月到期，而年息為3.7厘。財務租賃之賬面值與其公平值相若。

18. 已發行股本

	二零零五年		二零零四年	
	股份數目	**金額**	股份數目	金額
		千港元		*千港元*
法定				
優先股				
於一月一日，每股面值零港元 *（二零零四年：1港元）*	–	–	288,929,402	288,929
註銷優先股	–	–	(288,929,402)	(288,929)
於十二月三十一日，每股面值零港元	–	–	–	–
普通股				
於一月一日及十二月三十一日，每股面值0.01港元	**12,000,000,000**	**120,000**	12,000,000,000	120,000
		120,000		120,000
已發行及繳足				
普通股				
於一月一日及十二月三十一日，每股面值0.01港元	**470,894,200**	**4,709**	470,894,200	4,709

19. 購股權

(a) 本公司

根據於一九九九年十月二十五日舉行之股東特別大會上採納之本公司僱員購股權計劃(「舊購股權計劃」)，本公司董事可按該計劃規定之條款及條件，酌情邀請本集團之合資格僱員(包括本公司之執行董事)接納可認購本公司股份之購股權。舊購股權計劃已於二零零二年六月二十八日舉行之股東特別大會上被終止，惟根據該計劃已授出但未行使之購股權其後仍然有效並受該計劃條款約束。

於二零零二年六月二十八日，本公司採納一項新購股權計劃(「新購股權計劃」)，以符合上市規則第17章之規定。根據新購股權計劃，本公司董事可按該計劃規定之條款及條件，酌情授出購股權予(i)本集團各成員公司或聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商；及╱或(ii)全權信託對象包括上述任何人士之任何全權信託。本公司自採納新購股權計劃以來並無據其授出任何購股權。

(b) 附屬公司

於二零零二年六月二十八日，本公司就其附屬公司之購股權計劃採納計劃規則及程序(「附屬公司計劃規則及程序」)。根據附屬公司計劃規則及程序，各附屬公司可按符合附屬公司計劃規則及程序之條款及條件採納彼等各自之購股權計劃。據此，各有關附屬公司之董事會可酌情授出購股權予(i)附屬公司及其附屬公司、其任何控股公司或任何聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商；及╱或(ii)全權信託對象包括任何上述人士之任何全權信託。自採納附屬公司計劃規則及程序以來，概無附屬公司根據附屬公司計劃規則及程序之條款及條件採納其各自之購股權計劃。

主要條款概要

新購股權計劃與附屬公司計劃規則及程序之主要條款概述如下：

(i) 目的

計劃旨在令董事會可向合資格參與者授出購股權，作為(i)表揚或確認合資格參與者曾經及將會為本集團作出之貢獻之鼓勵及╱或獎勵及(ii)激勵有價值之僱員作出高水準表現，以提高長期股東價值。

(ii) 股數上限

根據計劃可授出之購股權(連同已行使及當時尚未行使之購股權)，加上根據本公司或有關附屬公司任何其他購股權計劃將授出之購股權所涉及股份總數，合共不得超逾於批准該計劃當日已發行股本10%(除非已根據計劃獲股東批准則作別論)。於二零零六年三月二十四日，根據新購股權計劃可供發行之本公司股份為13,674,261股，相等於本公司已發行股本約2.9%。

於截至授出購股權當日(包括該日)止任何12個月內，每名合資格參與者已獲發行及因行使根據計劃及任何其他購股權計劃獲授之購股權(包括已行使及尚未行使之購股權)而須獲發行之股份總數，不得超過當時已發行股份之1%。

19. 購股權 *(續)*

主要條款概要 *(續)*

(iii) 行使期及接納購股權之付款

購股權乃根據可於將由董事所釐定並通知各承授人之期限內，隨時按計劃之條款行使，而行使期不得超過自授出日期起計10年。

倘本公司於要約日期起計28日內之營業日，接獲新購股權計劃之承授人妥為簽署載有接納授出購股權要約之函件副本，或按附屬公司計劃規則及程序，承授人按董事會不時釐定之方式妥為接納授出購股權要約，以及向本公司支付1.00港元(或等值之美元)作為獲授購股權之代價，則購股權應視作已經授出並獲接納及生效。

(iv) 認購價之釐定基準

新購股權計劃

在計劃條款及上市規則之規限下，任何購股權之認購價不得少於以下之最高者(i)於授出日期股份在聯交所日報表之收市價；(ii)本公司股份於緊接授出日期前五個營業日在聯交所日報表之平均收市價及(iii)本公司股份之面值。

附屬公司計劃規則及程序

在計劃條款及上市規則之規限下，任何購股權之認購價不得低於股份之面值，惟倘購股權擬根據美國稅法例合資格成為獎勵性購股權，則其認購價不得低於計劃條款所述股份之公平市值。

(v) 計劃之剩餘年期

董事會可酌情決定計劃之有效及生效期，惟以採納計劃之日起計10年為限。

年內，本公司各董事、主要行政人員、主要股東、貨物或服務供應商或舊購股權計劃下合資格僱員以外之其他參與者概無持有任何購股權。

於結算日授出但尚未行使之購股權詳情如下：

19. 購股權 *(續)*

授出日期	行使期間	行使價 港元	購股權數目 於二零零四年一月一日	於二零零四年年內失效	於二零零四年十二月三十一日	於二零零五年年內失效	於二零零五年十二月三十一日
一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	1.40	1,065,000	(1,050,000)	15,000	–	15,000
一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	1.60	7,500	–	7,500	–	7,500
一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	2.00	370,000	–	370,000	(335,000)	35,000
二零零零年一月三日	二零零一年一月三日至二零零九年十月二十四日	2.30	300,000	(300,000)	–	–	–
二零零零年一月二十四日	二零零零年二月二十一日至二零零九年十月二十四日	2.30	450,000	(450,000)	–	–	–
二零零零年一月二十五日	二零零零年三月一日至二零零九年十月二十四日	2.30	150,000	(150,000)	–	–	–
二零零零年三月三日	二零零零年四月三日至二零零九年十月二十四日	7.60	1,140,000	(1,140,000)	–	–	–
二零零零年三月三日	二零零一年三月三日至二零零九年十月二十四日	7.60	15,000	(15,000)	–	–	–
二零零零年四月二十八日	二零零一年四月二十八日至二零零九年十月二十四日	3.30	476,500	(329,000)	147,500	(107,500)	40,000
二零零零年八月九日	二零零一年八月九日至二零零九年十月二十四日	2.30	30,000	–	30,000	–	30,000
二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	1.20	30,000	(10,000)	20,000	–	20,000
合計			4,034,000	(3,444,000)	590,000	(442,500)	147,500

於二零零五年十二月三十一日尚未行使之購股權之行使價介乎1.20港元至3.30港元 *(二零零四年：介乎1.20港元至3.30港元)* 之間，剩餘加權平均合約期限為3.83年 *(二零零四年：4.83年)*。

20. 儲備

本集團	**股份溢價** *千港元*	**匯兑儲備** *千港元*	**股本贖回儲備** *千港元*	**實繳盈餘** *千港元*	**累計虧損** *千港元*	**合計** *千港元*
於二零零四年一月一日	23,461	–	6	607,462	(459,024)	171,905
換算海外附屬公司時之匯兑差額	–	(1,384)	–	–	–	(1,384)
年內虧損	–	–	–	–	(131,607)	(131,607)
於二零零四年十二月三十一日	23,461	(1,384)	6	607,462	(590,631)	38,914
換算海外附屬公司時之匯兑差額	–	373	–	–	–	373
年內溢利	–	–	–	–	47,076	47,076
於二零零五年十二月三十一日	**23,461**	**(1,011)**	**6**	**607,462**	**(543,555)**	**86,363**
本公司						
於二零零四年一月一日	23,461	–	6	607,462	(456,131)	174,798
年內虧損	–	–	–	–	(105,864)	(105,864)
於二零零四年十二月三十一日	23,461	–	6	607,462	(561,995)	68,934
年內溢利	–	–	–	–	17,667	17,667
於二零零五年十二月三十一日	**23,461**	**–**	**6**	**607,462**	**(544,328)**	**86,601**

20. 儲備 *(續)*

實繳盈餘乃指本公司於二零零二年十一月進行股本重組而從股份溢價賬轉撥之數額。根據百慕達1981年公司法(經修訂),實繳盈餘可供分派予股東,惟倘有理由相信出現下列情況,則本公司不得宣派或支付股息,或以實繳盈餘進行分派:

(i) 本公司在作出該付款後不能或將無法償還到期之負債;或

(ii) 本公司資產之可變現價值將因此少於其負債及已發行股本及股份溢價賬之總額。

在符合上段所列之條件下,本公司於結算日可供分派予股東之儲備如下:

	二零零五年 千港元	二零零四年 千港元
實繳盈餘	**607,462**	607,462
累計虧損	**(544,328)**	(561,995)
	63,134	45,467

21. 經營業務所得現金

	本集團	
	二零零五年 千港元	二零零四年 千港元
除税前溢利/(虧損)	**38,532**	(132,976)
利息收入	**(589)**	(339)
財務租賃承擔之利息	**34**	38
折舊	**4,756**	48,925
出售物業、機器及設備之(盈利)/虧損	**(27)**	5,687
物業、機器及設備之減值虧損	**–**	90,153
出售可供出售投資之(盈利)/虧損	**(5,200)**	232
可供出售投資之減值虧損	**1,894**	–
呆賬撇銷及撥備	**4,694**	6,738
外匯變動之影響	**461**	(1,440)
營運資金變動:		
貿易及其他應收款項	**(23,705)**	(4,818)
貿易及其他應付款項	**(824)**	1,725
經營業務所得現金	**20,026**	13,925

22. 財務風險管理目的及政策

本公司之主要金融工具包括財務租賃、現金及短期存款。該等金融工具之主要目的為增加或保留本公司經營業務之財務資源。本公司亦擁有其業務活動直接產生之各種其他金融工具，如應收貿易款項及應付貿易款項等。

貨幣、信貸及流動資金風險乃於本集團日常業務過程中產生。管理層負責監控及管理該等風險，以確保及時有效地採取適當措施。下文載列如何監控該等風險之政策。

貨幣風險

若干附屬公司之交易乃以外幣進行，因此本集團須承受外幣風險。由於本集團大部份之資產、負債及收支主要以港元及美元計算，故此本集團認為，只要港元兑美元之匯率繼續為聯繫匯率，則並無重大外匯波動風險。除美元外，本集團亦以新加坡元進行交易，本集團將密切監察新加坡元與美元之匯率，並於適當時採取必要之行動，減低上述外匯風險。

信貸風險

本集團之信貸風險主要產生於貿易及其他應收款項。本集團管理層已制定一項信貸限額政策，並會持續監控信貸風險。為減低信貸風險，本集團管理層已建立信貸額度、信貸批准及其他監控程序，以確保能採取適當措施，收回逾期債項。

流動資金風險

本集團內個別營運單位須負責其本身之現金管理。為減低流動資金風險，本集團管理層會定期審閱營運單位之現時及預期流動資金要求，以確保其維持有充足現金儲備，能滿足其長短期流動資金需要。

23. 承擔

資本開支承擔

	二零零五年 ***千港元***	二零零四年 *千港元*
已訂約但未撥備（扣除已付按金）	**2,400**	–

經營租賃承擔

於結算日，根據不可撤銷之土地及樓宇經營租賃未來須支付之最低租賃付款總額如下：

	本集團		**本公司**	
	二零零五年 ***千港元***	二零零四年 *千港元*	**二零零五年** ***千港元***	二零零四年 *千港元*
一年內	**4,645**	4,861	**2,275**	1,820
第二至第五年 （包括首尾兩年在內）	**7,093**	7,370	**2,553**	816
五年以上	**–**	355	**–**	–
	11,738	12,586	**4,828**	2,636

經營租賃付款主要指其若干辦公物業應付之租金。平均每隔三至五年便會磋商租約及釐定租金。

24. 遞延税項資產

本集團遞延税項淨額於年內之變動如下:

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
於一月一日	**2,369**	1,000
匯兑差額	**(32)**	–
收益表撥回	**8,544**	1,369
於十二月三十一日	**10,881**	2,369
已確認之遞延税項資產		
折舊免税額	**234**	303
税項虧損	**10,647**	2,066
遞延税項資產淨值	**10,881**	2,369
來自未確認遞延税項資產		
税項虧損	**139,029**	155,649
税項撥回	**–**	1,957
可扣減之暫時性差異	**452**	741
於十二月三十一日	**139,481**	158,347

根據現行税法,税項虧損、税項撥回及可扣減之暫時性差異均無屆滿日期,惟涉及美國一間附屬公司之税項虧損335,666,000港元 *(二零零四年:370,568,000港元)* 除外。該等税項虧損自其產生年度起計可結轉20年,將於二零二零年開始屆滿。

25. 分部資料

本集團於年內主要業務活動及營運地區分部之分析如下：

(a) 按業務分部劃分

截至二零零五年十二月三十一日止年度

	電訊業務 *千港元*	其他 *千港元*	綜合 *千港元*
營業額			
對外銷售	414,072	8,518	422,590
業績			
經營溢利	42,503	244	42,747
融資成本			(34)
其他經營收入及開支			(4,181)
除稅前溢利			38,532
稅項撥回			8,544
年內溢利			47,076
其他資料			
資本開支			
– 業務分部	5,548	–	5,548
– 未予分配項目			3,497
折舊			
– 業務分部	4,663	1	4,664
– 未予分配項目			92
主要非現金開支（折舊除外）			
– 業務分部	4,694	–	4,694
– 未予分配項目			1,894
資產			
分部資產	119,819	396	120,215
未予分配資產			31,168
			151,383
負債			
分部負債	58,043	378	58,421
未予分配負債			1,890
			60,311

25. 分部資料 *(續)*

(a) 按業務分部劃分 *(續)*

截至二零零四年十二月三十一日止年度

	電訊業務 千港元	其他 千港元	綜合 千港元
營業額			
對外銷售	402,155	499	402,654
業績			
經營虧損	(19,039)	(271)	(19,310)
重組成本	(100,544)	–	(100,544)
	(119,583)	(271)	(119,854)
融資成本			(38)
其他經營收入及開支			(13,084)
除稅前虧損			(132,976)
稅項撥回			1,369
年內虧損			(131,607)
其他資料			
資本開支			
– 業務分部	4,683	–	4,683
– 未予分配項目			121
折舊			
– 業務分部	48,551	193	48,744
– 未予分配項目			181
主要非現金開支(折舊除外)			
– 業務分部	102,577	1	102,578
資產			
分部資產	83,957	237	84,194
未予分配資產			20,748
			104,942
負債			
分部負債	60,199	309	60,508
未予分配負債			811
			61,319

25. 分部資料 *(續)*

(b) 按地區分部劃分

按地區分部呈報資料時，收益、分部資產及資本開支乃根據客戶所在地區或資產所處位置(如適用)呈列。

	北美洲 *千港元*	亞太地區 *千港元*	綜合 *千港元*
截至二零零五年十二月三十一日止年度			
營業額			
對外銷售	308,702	113,888	422,590
業績			
經營溢利	21,720	21,027	42,747
融資成本			(34)
其他經營收入及開支			(4,181)
除稅前溢利			38,532
稅項撥回			8,544
年內溢利			47,076
其他資料			
分部資產	85,238	66,145	151,383
資本開支	4,679	4,366	9,045
截至二零零四年十二月三十一日止年度			
營業額			
對外銷售	273,678	128,976	402,654
業績			
經營溢利／(虧損)	(25,782)	6,472	(19,310)
重組成本	(100,544)	–	(100,544)
	(126,326)	6,472	(119,854)
融資成本			(38)
其他經營收入及開支			(13,084)
除稅前虧損			(132,976)
稅項撥回			1,369
年內虧損			(131,607)
其他資料			
分部資產	52,547	52,395	104,942
資本開支	2,174	2,630	4,804

26. 結算日後事項

於二零零六年一月十六日，本公司之一間附屬公司與第三方訂立一項資產購買協議，收購在美國提供長途電訊服務之若干電訊業務資產（主要包括客戶合約）。收購之總代價約為50,700,000港元，將主要透過該附屬公司可用之銀行貸款46,500,000港元籌集。該銀行貸款擬於五年內償還，並以（其中包括）該附屬公司之應收貿易款項作抵押擔保。

就上述交易而言，已於二零零六年二月十六日向全體股東發出一份通函，而該收購已於二零零六年三月三日獲本公司股東通過。預期將於所有先決條件達成後進行成交。

27. 比較數字

如財務報表附註7進一步說明，由於年內採納香港財務報告準則，財務報表內若干項目及結餘之會計處理及呈列經已修訂，以符合新規定。因此，若干比較數字經已重列。

	本集團截至十二月三十一日止五個年度之業績				
	二零零五年	二零零四年	二零零三年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
營業額	**422,590**	402,654	402,543	316,746	263,896
經營溢利／(虧損)	**38,532**	(132,976)	(20,756)	(188,185)	(681,273)
應佔聯營公司業績	**–**	–	–	1,911	(752)
除稅前溢利／(虧損)	**38,532**	(132,976)	(20,756)	(186,274)	(682,025)
稅項撥回	**8,544**	1,369	1,000	–	–
除稅後溢利／(虧損)	**47,076**	(131,607)	(19,756)	(186,274)	(682,025)
少數股東權益	**–**	–	–	–	710
年內溢利／(虧損)	**47,076**	(131,607)	(19,756)	(186,274)	(681,315)
每股盈利／(虧損)					
基本	**0.10港元**	(0.28港元)	(0.04港元)	(0.74港元)	(6.75港元)
攤薄	**不適用**	不適用	不適用	不適用	不適用

由於二零零二年股份合併，因此二零零一年之每股基本虧損已調整以便比較。

	本集團於十二月三十一日之資產及負債				
	二零零五年	二零零四年	二零零三年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
非流動資產	**23,025**	12,179	154,150	194,182	251,700
流動資產	**128,358**	92,763	81,666	90,794	220,423
資產總額	**151,383**	104,942	235,816	284,976	472,123
非流動負債	**618**	809	312	830	4,885
流動負債	**59,693**	60,510	58,890	87,776	109,928
負債總額	**60,311**	61,319	59,202	88,606	114,813
資產淨值	**91,072**	43,623	176,614	196,370	357,310

本集團之綜合財務報表乃按香港公認會計原則(「香港公認會計原則」)編製，其與美國公認會計原則(「美國公認會計原則」)存在若干重大差異。香港公認會計原則及美國公認會計原則之重大差異主要關於下列各項：

(i) 購股權之賠償費用

本集團設有多個以股份為基礎之僱員賠償計劃，詳述於財務報表附註19。於過往年度，本集團按照當時適用之香港公認會計準則要求在該等款項支付之時方確認其財務影響。由二零零五年一月一日起，本集團已採納於二零零五年一月一日或之後之會計期間生效之財務報告準則第2號。如財務報表附註7所述，採納財務報告準則第2號對本集團本期及過往會計期間之業績及財務狀況並無影響。

根據美國公認會計原則，截至二零零五年十二月三十一日止，本集團根據會計原則委員會意見第25號「發行股份予僱員之會計處理方法」(「會計原則委員會意見第25號」)及有關詮釋，按美國公認會計原則以內在價值法將其以股份為基礎之僱員賠償計劃列賬，以計算僱員之股份賠償。根據會計原則委員會意見第25號，購股權之賠償費用按其於授出日期之內在價值(即股份之市場報價高於行使價之溢價(如有))予以確認，並按歸屬期攤銷。倘僱員僅因終止僱用而喪失購股權，則任何之前已確認之賠償費用將於終止期間撥回。按財務報表附註19所載，於結算日所有尚未行使之購股權均按舊購股權計劃授出。由於舊購股權計劃主要為表揚或確認合資格僱員對本公司已作出之貢獻，故並無按歸屬期攤銷股份賠償費用。

因此，於舊購股權計劃若干參與者終止僱用後，截至二零零四年及二零零五年十二月三十一日止年度各年分別已撥回股份賠償費用3,354,000港元及256,000港元。

於二零零四年十二月，美國財務會計準則委員會頒佈了財務報告準則第123號「以股份為基礎之付款」(經修訂)(「SFAS第123號(經修訂)」)，規定所有公司須按公平值計算以股份支付之賠償費用(包括僱員之購股權)。其後，於二零零五年五月，證券交易委員會批准將SFAS第123號(經修訂)之生效日期推延至二零零五年六月十五日之後開始之年度。就本集團而言，SFAS第123號(經修訂)將於二零零六年一月一日生效，本集團將繼續評估SFAS第123號(經修訂)對其經營業績及財務狀況所造成之影響。

(ii) 有價股本證券之投資

於二零零五年一月一日，本集團已採納香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」。香港會計準則第32號要求追溯應用。

於二零零五年一月一日前，於有價股權證券之投資分類為證券投資或其他投資。證券投資按成本值列入資產負債表，並於每個報告日進行減值檢討，以反映任何預期之非短暫減值，當出現非短暫之下跌時於收益表內確認虧損。其他投資按公平值列入資產負債表，任何未變現持股損益則列入收益表中。採納香港會計準則第32號及第39號後，本集團將「證券投資」重新分類為「可供出售投資」，有關會計政策之詳情載於財務報表附註1。財務資產重新分類對本期間之業績並無造成重大影響。採納香港財務報告準則第32號及第39號之概要載於財務報表附註7。

按美國公認會計準則，上市有價股權證券列為可供出售，並以總公平值列賬，任何未變現持股損益則列報為其他綜合收益／(虧損)之構成成份。並無於公開市場買賣之股權證券投資按歷史成本列賬。

由於本集團於二零零四年及二零零五年十二月三十一日持有之證券投資並非有價證券，且無可釐定之公平值，故按美國公認會計原則按成本值減非暫時性之減值列賬。

按美國公認會計原則重列股東應佔溢利／(虧損)及股東資本之必須調整列表如下：

	截至十二月三十一日止年度		
	二零零五年	**二零零五年**	二零零四年
	千美元	**千港元**	千港元
股東應佔純利／(虧損淨額)之對賬			
按香港公認會計原則呈報之股東應佔純利／(虧損淨額)	**6,035**	**47,076**	(131,607)
按美國公認會計原則調整：			
撥回以往按美國公認會計原則確認之股份賠償費用	**33**	**256**	3,354
按美國公認會計原則呈報之股東應佔純利／(虧損淨額)	**6,068**	**47,332**	(128,253)
按美國公認會計原則之每股盈利／(虧損)			
基本	**0.01美元**	**0.10港元**	(0.27港元)

	於十二月三十一日		
	二零零五年	**二零零五年**	二零零四年
	千美元	**千港元**	千港元
股東資本之對賬			
按香港公認會計原則呈報之股東資本	**11,676**	**91,072**	43,623
按美國公認會計原則調整：			
股份賠償費用	**(606)**	**(4,728)**	(4,984)
購股權賠償費用之額外繳足股本	**606**	**4,728**	4,984
按美國公認會計原則呈報之股東資本	**11,676**	**91,072**	43,623

股東週年大會

二零零六年股東週年大會將於二零零六年五月十日星期三上午十時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行。股東週年大會通告於二零零六年四月十一日刊登於英文虎報及星島日報，而副本刊載於二零零六年四月十一日致本公司之股東(「股東」)之通函，並連同本二零零五年年報一併寄發予股東及其他收件人。

股東查詢

任何有關　閣下持股量之查詢，例如股份過戶、名稱或地址變更或遺失股票，應向股份過戶登記處提出：

於百慕達之股份過戶登記處	Butterfield Fund Services (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
股份過戶登記處香港分處	秘書商業服務有限公司 香港 皇后大道東1號 太古廣場三座 25樓

任何有關　閣下持有本公司美國預託證券之查詢，應向存管處，紐約銀行提出，地址為101 Barclay Street, 22nd Floor, New York, NY 10286, USA。

投資者關係

如有查詢，歡迎聯絡：
香港
中環畢打街11號
置地廣場
告羅士打大廈3705室
e-Kong Group Limited
投資者關係組

電話號碼：	+852 2801 7188
傳真號碼：	+852 2801 7238
電郵：	ir@e-kong.net

美國預託證券計劃

本公司已於二零零三年五月推出第一級美國預託證券計劃，據此，本公司之股份可以美元定價及報價，在美國以美國證券及股票代號「EKONY」買賣。

如欲查詢更多資料，可聯絡存管處，紐約銀行，地址為101 Barclay Street, 22nd Floor, New York, NY 10286, USA或瀏覽其網站 www.adrbny.com 或致電免費專線電話1-888-269-2377。

公司通訊

於二零零三年九月十五日，本公司向股東致函，請彼等選擇(其中包括)將來接收英文、中文或中英雙語之公司通訊。本二零零五年之年報之英文、中文或中英文本，將按股東之選擇寄發，倘股東尚未選擇，則按該函件所述之安排寄發。

股東亦可向本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港皇后大道東1號太古廣場三座25樓，索取本二零零五年年報之另一語言文本。如欲查詢更多資料，請聯絡秘書商業服務有限公司，電話號碼2980 1766或傳真號碼2861 1465。

Shareholders may also obtain this 2005 Annual Report in the language other than that he/she now receives upon request to the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong. For further enquiries, please contact Secretaries Limited at telephone no. 2980 1766 or facsimile no. 2861 1465.

本二零零五年年報之中英文文本，可於本公司網站下載，有關電子文本已呈交聯交所。

股東可隨時選擇接收印刷或電子版本之公司通訊。

如欲選擇接收英文、中文或中英文之本公司公司通訊、或接收電子版本通訊、或取消或修改以前之指示，股東可填妥及簽署本二零零五年年報書末所載及可於本公司網站下載之指示回條，並交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港皇后大道東1號太古廣場三座25樓。

關於將來收取公司通訊之
指示回條

致： e-Kong Group Limited
由秘書商業服務有限公司轉交
香港
皇后大道東1號
太古廣場三座25樓

請只在指示回條中一個方格內劃上✓號

1. **印刷形式**

(a) *完整財務報告及其他公司通訊(英文、中文或中英文)*

於將來，

- ☐ 本人／吾等願意僅收取完整財務報告及其他的公司通訊之英文印刷版本；或
- ☐ 本人／吾等願意僅收取完整財務報告及其他的公司通訊之中文印刷版本；或
- ☐ 本人／吾等願意收取完整財務報告及其他的公司通訊之中英文印刷版本。

(b) *財務摘要報告及其他公司通訊(英文、中文或中英文)*

於將來，

- ☐ 本人／吾等願意僅收取財務摘要報告(如有)及其他的公司通訊之英文印刷版本；或
- ☐ 本人／吾等願意僅收取財務摘要報告(如有)及其他的公司通訊之中文印刷版本；或
- ☐ 本人／吾等願意收取財務摘要報告(如有)及其他的公司通訊之中英文印刷版本。

2. **電子形式**

- ☐ 於將來，本人／吾等願意以電子形式收取公司通訊以代替上文(a)及(b)段所述之任何或所有印刷文本：

  本人／吾等之電郵地址：______________________

  (通知發佈公司通訊適用)

- ☐ 本人／吾等願意更改本人／吾等之電郵地址如下：

  本人／吾等之新電郵地址：______________________

  (通知發佈公司通訊適用)

生效日期：______________________

簽署：______________________ 日期：______________________

股東姓名：______________________

地址：______________________

聯絡電話號碼：______________________

附註：

1. 上述指示適用於將來寄發予本公司股東(「股東」)之所有公司通訊，直至 閣下於合理時間以書面通知本公司另作選擇為止。
2. 將來所有公司通訊之中英文版本均在本公司或公司之股份過戶登記處香港分處秘書商業服務有限公司可供索閱。
3. 股東有權於任何合理時間以本指示回條作出書面通知，知會本公司或本公司之股份過戶登記處香港分處秘書商業服務有限公司，要求更改收取公司通訊之語言版本及形式。
4. 本指示回條之電子格式檔於本公司網頁登載。

INSTRUCTION SLIP
ON RECEIVING FUTURE CORPORATE COMMUNICATIONS

To: **e-Kong Group Limited (the "Company")**
c/o Secretaries Limited
Level 25
Three Pacific Place
1 Queen's Road East
Hong Kong

Please tick only one box of this instruction slip

1. PRINTED FORM

(a) *Full Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

- ❐ I/we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the English language only; OR
- ❐ I/we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the Chinese language only; OR
- ❐ I/we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in both the English and Chinese languages.

(b) *Summary Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

- ❐ I/we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the English language only; OR
- ❐ I/we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the Chinese language only; OR
- ❐ I/we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in both the English and Chinese languages.

2. ELECTRONIC MEANS

❐ In future, I/we would like to receive the Corporate Communications through electronic means in lieu of any or all of the printed copies referred to in (a) and (b) above:

My/Our E-mail Address: ____________________________________

(for notification of Corporate Communication release)

❐ I/We would like to change my/our E-mail Address as follows:

My/Our New E-mail Address: ____________________________________

(for notification of Corporate Communication release)

With effect from: ____________________________________

Signature: ______________________ Date: ______________________

Name of Shareholder: ____________________________________

Address: ____________________________________

Contact telephone number: ____________________________________

Notes:

1. The above instruction will apply to all future Corporate Communications to be sent to shareholders of the Company ("Shareholders") until you notify the Company otherwise by reasonable notice in writing.
2. All future Corporate Communications in both the English and Chinese languages will be available from the Company or Secretaries Limited, the Company's branch share registrars in Hong Kong, upon request.
3. The Shareholders are entitled to change the choice of language of and means of receiving Corporate Communications at any time by reasonable notice in writing to the Company or Secretaries Limited, the Company's branch share registrars in Hong Kong, by using this instruction slip.
4. A soft copy of this instruction slip is available on the Company's website.